SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ/MF): 02.558.115/0001-21
Company Registry (NIRE): 33.3.0027696 -3

Dear Shareholders:

The management of TIM Participações S.A. (“TIM Participações” or “Company”) hereby submits for your appreciation the Company’s Management Report and Consolidated Financial Statements, as well as the independent auditors’ report for the fiscal year ended December 31, 2008.

1. Profile

TIM Participações provides telecommunication services nationwide through its direct subsidiaries TIM Celular S.A. and indirect TIM Nordeste S.A. The Company launched its operations in Brazil in 1998 and consolidated its nationwide footprint 2002 onwards, thus becoming the first wireless operator to be present in all of Brazilians states.

The Company through the GSM technology (Global System for Mobile Communications), has a national coverage of approximately 93% of the urban population and provides services of mobile, fixed, data transmission and Internet access in high speed, hence offering convergent services to all of its clients, in a single company.

TIM has a strong positioning in the market due to Innovation that, along its path in Brazil, has become pioneer in the launch of several products and services such as: multimedia messaging (MMS), the TIM Music Store, an integrated Internet and mobile phone music store, and was the first operator to offer the services of BlackBerry, the world’s best known mobile e-mail solution. In 2008, the Company strengthened its positioning with the launch of third generation services under the TIM 3G+ brand, bringing other innovative services like TIM Web Broadband , Video Call and TIM TV. In September 2008, TIM launched ‘TIM Fixo’ – the most competitive and convenient option in fixed residential telephony, making another important step towards in convergent services strategy.

As a result, in its ten years of operations in Brazil, the Company has acquired more than 36 million clients, representing 24.2% of the nation’s mobile telephony market. In order to better serve its clients and based on its ‘Living without Borders’ slogan, TIM has international roaming agreements with over 400 different networks in 185 countries.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group. Innovation and quality are two of strategic pillars that TIM shares with its controller, hence allowing a great competitive advantage in the market. For that, TIM makes substantial investments in technology and optimizes synergy with its controller group, through the sharing of experiences and adopting best practices policy, in order to provide innovative solutions to all of its clients. In addition, TIM relies on a specialized staff, always aware of technological changes in the telecom sector.

2. Message from Management

We are presenting our results for 2008. Despite a difficult beginning, when results were below expectations, we took rapid corrective action. We remodeled the Telesales channel, improved the dynamics of our promotional campaigns, continued to focus on selectively growing our client base and increased the cost control efforts. As a result, TIM’s performance improved significantly since 3Q08.

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In the fourth quarter, we presented the initial recovery of our operating and financial performance and some KPI’s improvement as expected. Revenues growth came in at 5.1% YoY (and below the target of >7.0%), due to a relative poor sustain coming from the slowdown of postpaid base in the last quarter. On the other hand, the measures implemented in the second semester had a positive impact on other indicators such as: EBITDA Margin was 26.2% in the quarter and 22.2% in the full year, well in line with our 2008 guidance, thanks also to our continued cost control efforts. ARPU picked R$29.9, and bad debt came in at the lowest level in 2008 (4.1% of net service revenues).

Our client base reached 36.4 million subscribers, 16% up from 2007, with the pre-paid segment totaling 29.8 million subscribers, up by 22%. Post-paid base came down 4% QoQ and -3% YoY to 6.6 million users.

The year 2008 marked the beginning of an important phase for the Company. We launched the 3G mobile broadband services in April and fixed telephony services in September, thus becoming a complete telecom services provider – the only one in the wireless industry. We believe that such technological integration is the key for a Company that wants to become the industry leader. We already have around 500k mobile broadband subscribers and 200k in fixed telephony services.

In December, we became part of the new portfolio of Bovespa’s Corporate Sustainability Index (ISE), comprised of only companies with exceptional commitment to sustainability and social responsibility.

We have been preparing for 2009’s challenge. We will hardly and responsibly work on strengthening our brand awareness and top of mind, remodeling the offers, focus on post-paid attractiveness and value, convergent services operations and relationship programs. We will maintain our focus on growth together with profitability. We will keep investing in innovation and quality (R$2.3 billion in 2009), aiming at having TIM’s brand name as reference in mobile, fixed and internet services.

The Management

3. Socio-Environmental Responsibility

Since the beginning of its operations in Brazil, TIM has conducted its businesses based on sustainability. The company entered the country already imbued with this culture, since its controller, the Telecom Italia group, has focused on sustainable management since 1997 and is included in leading international sustainability indexes such as the Dow Jones Sustainability Index (DJSI).

In April 2008, TIM signed the Global Compact, a U.N. initiative aimed at mobilizing the business community to adopt the fundamental and internationally accepted values regarding human rights, work relations, environment and anti-corruption in its business practices. As a result, the Company has reinforced its commitment to including these principles in its strategy, culture and everyday dealings with employees, partners, clients and society as a whole.

One of TIM’s achievements last year was its inclusion in the BM&FBOVESPA’s 2008/2009 Corporate Sustainability Index (ISE) on December 1st. The indicator is composed of shares issued by companies with strong commitment to sustainability, corporate governance and social responsibility. This recognition attests to the Company’s quest for pursuing economically viable, socially just and environmentally correct activities, and reinforces its commitment to constantly improve its practices, going beyond its own management and influencing its sector and value chain.

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It was in 2008 that TIM combined innovation and sustainable vision when it realized that innovation alone was no longer sufficient to gain share in a competitive market. As an example of this, the Company launched TIM PDV, a solution that enables clients to purchase recharges at points of sale. The transactions are online and performed through commands in registered mobile phones, with no need for cards. This initiative also contributes to reducing the consumption of plastic and paper, used in the production of recharge cards, and carbon emissions resulting from their transport.

In order to improve the battery collection process, TIM has established a partnership with Banco Real to implement Papa-Pilhas, a program to collect batteries, mobile handsets and accessories and send them for recycling. The Company is also concerned about raising employee awareness on issues such as the importance of recycling, selective garbage collection and the rational use of water and electricity.

Another important event in 2008 was TIM’s compliance with Decree 6,523 governing client service norms in accordance with Consumer Protection Code. The Company invested in improving the service quality, internal processes and IT systems, as well as training staff to comply with the new norms.

In 2008, TIM invested R$9 million in social projects, the most important being the TIM Música nas Escolas (TIM Music at Schools) project created in 2003, which has already benefited over 20,000 public school students in 13 Brazilian cities. The objective is to provide participants with new learning tools in order to improve their academic performance and stimulate the development of a culture of peace.

This year the project was evaluated for the third time by Hmetrics based on the methodology developed by Flavio Comim, a Cambridge University researcher, which studies the potential of these youngsters from a human development perspective. The research reaffirms that the music experience provided by the project has a positive impact on the development and education of its participants.

Two of the Company’s other major initiatives in music, the TIM Festival and TIM Music Awards, were awarded the ‘Carbon Free’ seal in their last three editions.

4. Strategy

Throughout 2008, TIM focused its strategy on the convergence of mobile products and services, based on two pillars:

. Offer of complete telecom solutions, leveraged through convergent products and services (through mobile, fixed telephony and mobile broadband), as well as partnerships aimed at improving the service solutions offered to its clients.

. Focus on growth together with cost discipline through initiatives to maintain ARPU (average revenue per user) levels and increase revenue from value-added services. On the cost side, the Company has adopted a disciplined approach to client acquisition, credit analysis and operating expenses.

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5. Services

TIM’s strategy is strongly based on understanding and segmenting its client base. Segmentation allows the Company to provide services and products tailored to the needs of different consumer and corporate client profiles.

5.1 – Consumer Solutions

Clients are offered several service plans. For example, TIM Brasil and TIM Família, in addition to minutes for local calls, include packages for calls received during travel, Internet access, and multimedia and text messages, thus encouraging clients to try out a wide range of services.

For clients that do not want monthly subscription, TIM offers three prepaid plans: Plano 1, Meu Jeito and TIM +25. Prepaid clients, in addition to several value-added services, can now make recharge either physically (cards) or electronically (online and PIN) at over 262,000 points.

In addition to its plans portfolio, TIM held several on-net driven promotional campaigns during the year to attract new clients and retain client loyalty. In 2008, especially in the second half, TIM improved the promotional mechanics aiming at balancing attractiveness, from the customers’ point of view, with care towards the maintenance on the contribution margin.

One of its initiatives at client satisfaction was the Fale em Dobro offer, by which clients who have been in TIM’s base for more than 12 months can register for the promotion and for each recharge they receive twice the value in minutes. The promotion enjoyed a high level of acceptance, ensuring that clients remained longer with TIM, consequently bringing down the churn rate.

At the end of the year, TIM launched its offer for Apple's iPhone, with plans targeted at higher value clients. There are five plan options, with packages ranging from 100 to 500 minutes, which also includes SMS and up to 1 GB for clients to use while navigating through their iPhones. In addition, TIM launched the offer with the lowest iPhone prices in the market, starting at R$699.

5.2 – Corporate Solutions

In 2008, TIM consolidated its position in the corporate segment with the implementation of TIM Web Manager, a control tool that allows corporate clients to manage mobile phone use in the company. The service is accessed through TIM’s website and its functionalities include the activation of services such as Siga-me, abbreviated numbers or set restrictions for calls made or volume of minutes that can be used in each period per access.

Mentor TIM is a service offered exclusively by TIM, which helps corporate clients understand and use the functionalities of their smartphones, thereby facilitating the access to TIM's value-added services. The service consists of individual or group training (available in Rio de Janeiro, Niterói, São Paulo, Curitiba and Belo Horizonte) provided on-site or remotely by highly qualified professionals.

Launched in October, Nosso Modo Light is a new service plan that offers clients greater flexibility in designing the ideal solution for companies based on the needs of different departments and employees. It comprises a line subscription, complemented by modular minute packages that can be individual or shared by several employees. The plan also offers minute packages with a single local tariff (for TIM-TIM and TIM-fixed phone calls) and progressive discounts in the subscription fee and tariffs per minute.

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5.3 – Long Distance

TIM’s long distance service maintains its strategy of maximizing the use of the 41 code by TIM’s clients, encouraging the migration of long-distance traffic from the competition’s fixed users to the mobile network, in addition to building customer loyalty and retaining high-value clients. To attain these objectives, in 2008, TIM conducted several direct marketing campaigns, promotions for new clients and segmented communication initiatives such as advertising boards in airports.

5.4 – Coverage and Roaming

TIM continues to expand its international roaming services and increase the coverage area - there are already 400 networks available in 185 countries. Moreover, the company is the only operator to offer this facility to prepaid clients in 18 countries and was the pioneer in multimedia messaging (MMS) and international data roaming (GPRS/EDGE) services, which are currently available in 136 countries. It also provides 3G coverage in 45 countries.

After being the first operator to offer international data roaming (including SMS) on airplanes during travels, TIM began including voice services in 2008. It also has agreements that enable the use of GSM on sea cruises.

TIM is also currently the only operator to offer voice and data packages for international roaming service and the First Call Free abroad service, which offers individual clients three free minutes in received or originated calls during their travel abroad.

5.5 – Fixed Telephony

In September 2008, TIM set up another milestone in its convergence strategy with the launch of TIM Fixo (Fixed TIM), an innovative product that combines the convenience of fixed telephony services and TIM's extensive GSM network infrastructure. With the acquisition of the nationwide fixed telephony license and the launch of TIM Casa Flex in 2007, the Company took another important step in the fixed telephony market, becoming an alternative in a market of approximately 40 million users and annual revenue of R$45 billion. In addition, the implementation of number portability in September represents an additional opportunity for TIM Fixo, given that users from other fixed telephony operators can transfer their number to TIM.

The offer consists of a monthly subscription of R$29.90, which includes 250 minutes in local calls to fixed calls and special tariffs for TIM users. The offer has proven competitive and innovative, since it provides clients with the opportunity of having a fixed telephone with lower tariffs. In addition, the offer includes value-added services such as caller identification, voicemail, conference call and call waiting. TIM already offers the service in 300 cities in all Brazilian states.

In November, TIM took the TIM Fixo concept to the corporate segment by launching TIM Fixo Office, targeted at small and mid-size companies, with a potential of 2.5 million corporate clients in the country. The service can also be acquired together with mobile telephony services and broadband Internet access, which makes it a complete communications solution for this market.

5.6 – Third Generation (3G)

In preparation for the launch of its 3G network, TIM began selling modems for mobile Internet access in mid-2007, with the launch of TIM Web, an innovative offer, which was a market success. The availability of the 3G network, in the second quarter of 2008, allowed TIM to proceed with its convergence strategy, increasing data transmission quality and speed. TIM Web began providing speeds of up to 7Mbps – the fastest for mobile broadband in the market. In the cities where TIM offers 3G coverage, the offer is called TIM Web 3G+ and all TIM clients automatically benefit from higher transmission speed with no change in tariffs, plans or TIM chip. Adjusting its portfolio to 3G, TIM expanded its offer to include unlimited package options at several speeds (600 Kbps, 1 Mbps and 7 Mbps) to cater to diverse client profiles at competitive tariffs that are in line with those available in the Brazilian market.

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TIM’s Broadband Web service is based on performance and simplicity. The plug & play concept enables clients to acquire and use it immediately, without waiting for installation or technical assistance. To complete its portfolio, TIM was the first in Brazil to launch a Wi-Fi router connected to the mini-modem, which allows the shared simultaneous use of a broadband connection.

5.7 – Value-Added Services

Value Added Services (VAS) are essential for TIM’s strategic positioning, as they promote innovation through differentiated product and service offers, which give clients the possibility of living beyond technology.

In light of new market opportunities and revenue sources, to maintain and strengthen its strategy of differentiation and innovation through quality and value generation for clients, the Company has partnerships with several market leaders and benchmark companies.

In 2008, revenue from VAS totaled R$1.6 billion, accounting for 10% of the Company’s gross service revenues and, given their share, value-added services are a constant feature in TIM’s launches.

Text messages (SMS – Short Message System) accounted for the biggest share of value-added service revenue in 2008, which is why the Company held several promotional campaigns to leverage the use of this service and increase penetration by encouraging users to try the SMS service. The year's main promotional efforts were Mega TIM 2008, TIM Torpedo Surpresa and TIM Torpedo Ilimitado – 24horas.

With regard to mobile phone content, TIM has entered into partnerships with major names such as Sony BMG, Disney and EMI to provide exclusive content to its clients and provide them with a unique digital music experience in selected handsets. The year’s highlights in terms of exclusive content were the movie ‘High School Musical’, Brazilian and international bands such as Capital Inicial and Coldplay and other top artists of 2008 such as the rapper Chris Brown.

In February, TIM established a partnership with Google, the global benchmark in search engine technology, by which TIM became the first operator in Brazil to integrate the Orkut service with mobile phones, thus enabling posting of scrapbook messages and accessing YouTube content. The partnership between the two companies also envisages the solution developed by Google as the official search engine in TIM's mobile portal.

At the end of the second quarter, TIM launched another innovative service under the ‘TIM TV’ brand, a mobile TV service that offers some of the leading channels such as MTV, CNN International, Discovery and Cartoon Network. The service provides access to more than ten different TV channels and comes in three durations (30 minutes, 120 minutes and 1-day access).

In the fourth quarter, the Company became the first in Brazil to launch Promoção 101 Carros TIM program to encourage the use of innovative services such as the TIM Music Store. The promotion involves a raffle, based on the Federal Lottery, of one Peugeot 307 car per day for 101 days. To participate, users must purchase a ring tone at the special price of R$1.99 plus taxes, by sending a text message to TIM. In addition to the 101 cars, the promotion includes special prizes, including BlackBerry Pearl mobile phones, LCD TVs, notebooks, digital cameras and iPods.

In 2008, TIM became the first Brazilian operator to integrate TIM Music Store into the song identification service. Available in certain handset models such as Sony Ericsson's mobile phones with the Track ID feature and Motorola’s phones with the MotoID feature, this service allows users to download the music they are listening to, directly onto their mobile phones.

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Another innovative launch was the June launch of Leilão TIM, a reverse auction of white label products held every week in which the lowest single bid would win a car. The Company also launched the ringback tone service, which plays music instead of the usual ring tones.

After becoming the country’s first mobile operator to offer international data roaming services onboard aircraft, TIM launched an exclusive voice service for its clients, who can now connect to the Internet, make voice calls, send and receive text messages, and access e-mail on aircrafts that offer the GSM network. At first, the service was available in Air France and Emirates flights, to and from Europe and Asia, respectively. The Company’s clients had already enjoyed the benefits of data services on Qantas flights within Australia.

Finally, given the importance of providing equal opportunities to people with special needs, the Company launched a special plan for the hearing impaired. Called the Plano TIM Inclusão Mensagens, this plan consists of a basic subscription with a message package without minutes, to guarantee communication and inclusion of this important segment in society.

5.8 - Partnerships

To provide its clients with superior experience, TIM joined hands with the leading names that are part of their clients’ daily life, such as Google, Microsoft, SKY, Band, MTV, Sony, Discovery Móvel and UOL.

Notable among the agreements entered into by TIM is its partnership with HP, according to which several 100% connected notebook models (with integrated 3G modem and TIM Chip) were launched. While acquiring the product, TIM clients receive a 30-day free trial of TIM Web services. This initiative consolidates the companies’ leadership in delivering complete and innovative solutions to the personal computers and Internet markets.

In line with its focus on acquiring and retaining high-value clients, TIM established an important commercial partnership with SKY, one of the leading pay-TV companies, by which clients of both companies receive discounts of up to R$20 in monthly fees for 24 months when they acquire one of the 3 available combos, which includes the Combo Triple Play that combines telephony, Internet access and pay-TV.

The TIM-ASUS partnership resulted in Brazil’s first Netbook with mobile Internet, available in 130 cities across all the states. In the last quarter of 2008 alone, approximately 3,000 Netbooks were sold, strengthening TIM's position as an innovative company, thanks to the quality and convenience of mobile Internet access and the ASUS equipment.

6. Image and Advertising

6.1 – The TIM Brand

In 2008, TIM changed its slogan from “Use our technology to live better” to “Living beyond technology”, since this is how the company believes clients’ relationship with technology should be. TIM believes that technological progress has facilitated the lives of all, but with the rush, more obligations, short deadlines and all the other things that come with modern life, people end up forgetting about something much greater than all that: living.

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Using technology in their favor is TIM’s recommendation to its clients. For TIM, technology is the starting point for better experiences.

TIM believes that music goes beyond borders and favors communication between people. In 2008, TIM reinforced its support to music and communication by organizing the sixth edition of TIM Music Awards and the TIM Festival.

6.2 – Advertising Campaigns

Two important launches in 2008 were accompanied by major advertising campaigns: TIM 3G+, the third-generation service, in April, and TIM Fixo, the fixed telephony service, in September. On important dates, the Company adopted different language in its campaigns: on Mothers’ Day, its campaigns used ‘Toy Art’ dolls, on Fathers’ day, a castanet soundtrack, and on Christmas, TIM’s short stories illustrated with paper clippings.

In 2008, TIM organized more than 20 campaigns for the launch of handsets and closed the year with the launch of the iPhone 3G.

7. Industry and Economic Scenario

7.1 – Economic Scenario

The Brazilian economy performed well until the third quarter 2008, growing by 6.38%, which was across all components of the GDP and was fully driven by domestic demand. The net contribution of domestic demand to GDP growth in the first nine months of 2008 was 8.1 percentage points, while the foreign demand had a net negative impact of 2.5 p.p. on GDP.

The importance of domestic demand in driving economic growth was evident until September, reflecting the then favorable credit conditions, significant increases in real income and employment, as well as the growth in government fund allocation. Household consumption grew by 6.5% in the first nine months of 2008. Gross fixed capital formation (GFCF) rose by 17.3% in the period, the best result since 1995, while government consumption climbed 5.7% . The new economic scenario that impacted the country's economy from October on will result in a slowdown in economic activity in the past quarter in a yearly comparison. Despite the adverse scenario that gripped the country in the last three months of 2008, real economic growth in 2008 was more than 5% due to the strong economic growth in the first nine months.

The monetary policy had two distinct characteristics in 2008. Until September, it was restrictive, with the Selic interest rate rising by 250 basis points between April and September, pushing up the basic interest rate from 11.25% p.a. to 13.75% p.a. This restrictive monetary policy until September was due to the inflationary pressures and substantial increase in domestic price indexes. From October on, with the worsening of the international financial crisis and its adverse effects on the Brazilian economy, the Central Bank’s Monetary Policy Committee (Copom) began signaling the change from a restrictive monetary policy to an expansionist one.

Trade Balance: Brazil’s trade balance was positive in 2008, with a surplus of US$24.7 billion as a result of record export and import figures, of US$194.7 billion and US$173.2 billion, respectively. In 2008, the country’s total trade, the sum of imports and exports, reached a record for the sixth year in a row, totaling US$371.1 billion, which was 31.9% more than the US$281.3 billion in 2007.

International Financial Crisis: The recent deterioration and weakening of international financial markets worsened in mid-September 2008 with the bankruptcy of the U.S. investment bank Lehman Brothers. The loss of value in Lehman Brothers’ debt securities resulted in an acute

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deleveraging process by asset managers, in turn, driving down the prices of financial assets. The drastic increase in risk aversion strongly reduced capital flows and, consequently, international liquidity. In this scenario, the credit default swap premium, which captures the cost of guarantee against default of banks and financial and non-financial corporations in the U.S. and Europe, rose to abnormal levels.

7.2 – Telecom Sector

In 2008, the telecom sector grew across all segments, with mobile telephony, in particular, accounting for 30 million net additions, which represents a 41% upturn over 2007, according to data from the National Telecommunications Agency (Anatel). It was the best ever performance since the arrival of mobile telephony in Brazil in 1990.

With a total of 150.6 million users nationwide at the end of December 2008, Brazil is fifth in the world’s mobile telephony market. Mobile telephony is currently the most common mean of communication in Brazilian homes across all social classes, with an average of 79.1 lines for 100 inhabitants.

Unique characteristics of the sector

Brazil has a competitive scenario that is almost unique in the world. The competition in the country’s mobile telephony sector became fiercer with the recent mergers and acquisitions. This market has been growing at significant rates compared not only to the telecom industry but also other sectors of the economy. Brazil is one of the few markets with 4 nationwide competitors, each with market share between 20% and 30%, which TIM believes, acts as the driver of growth and for the development of differentiated and quality services at fair and competitive prices.

The year 2008 was marked both by the government’s programs to encourage digital inclusion and the maturing of convergent services, until then inaccessible to the majority of the population. TIM pioneered the trend and, in 2007, launched TIM Web, the mobile Internet service with 2.5G technology, though its GPRS (General Packet Radio Service) and EDGE (Enhanced Data rates for GSM Evolution) networks, allowing users mobile access to Internet even before the launch of 3G technology in Brazil. Such initiatives, both of the government and the telecom companies, helped the country register record personal computer sales, expand digital inclusion and be among the world’s five biggest markets in this segment. Also in 2008, the broadband market grew by more than 60% compared to the previous year, reaching a penetration of 21 subscribers for each 100 homes, with mobile broadband accounting for more than 40% of this growth.

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In order to support the sector’s high growth rates, substantial investments are required in technology and infrastructure, both for expansion and for improving the quality of services provided. In the 3G auction alone, Brazil’s telecom companies invested in 2008 more than R$5.3 billion in acquiring licenses.

As a provider of a service that is fundamental for the company’s social and economic development, TIM reiterates its commitment to invest in and work for universal access to telecommunications.

7.3 – Technological development and outlook

Brazil’s telecom market is expected to grow in the coming years, sustained mainly by the entry of new technologies and innovative services, as well as by convergence, which will provide users with a higher-quality experience that best suits their unique needs. Thus, one of the main challenges for companies in this sector will be offer integrated services and varied content across diverse platforms.

For service convergence and integrated offer to become a reality, it is necessary that the regulatory authorities continue to establish clear and stable rules, and new regulations such as those relating to unbundling are defined to make market competition more effective, thereby making telecom services increasingly democratic in the country.

In this scenario of innovation and convergence, TIM is determined to be pioneer by entering into partnerships or developing new solutions, with its constant quest for meeting the expectations of its clients, shareholders, the government and the Brazilian society.

7.4 – Regulation of the sector

The mobile telephony sector is regulated by the General Telecommunications Law (Lei Geral de Telecomunicações), which lays down the rules for telecommunication services and the creation and functioning of the regulatory authority, Anatel (National Telecommunications Agency), which establishes the norms for the provision of telecommunications services. Anatel is an autonomous body with a close relationship with the Ministry of Telecommunications. In 2008, new rules were established for several aspects of mobile telephony services:

Number Portability: Resolution 460 published in March 2007 regulates Number Portability for fixed and mobile telephony services. Consumers wishing to migrate between operators (fixed to fixed or mobile to mobile within the same subscription area) can retain the telephone number without charge. This change has been happening gradually and will be completed in March 2009.

VUM adjustment: Consequent to the July 2007 agreement between fixed and mobile telephone operators, a new agreement was entered into in July 2008 by which 68.5% of the tariffs charged to users for ‘fixed to mobile’ calls (VC-1) was transferred to mobile operators. As a result, the Amount Paid for Mobile Use (VUM) was raised by 2% for a period of one year.

PGR: On 11/12/2008, Anatel published in the Federal Gazette, the Revised General Plan for Regulation of Telecommunications (PGR), approved by Resolution 516. This plan, which contained the actions to be taken to update the regulations for the short- (2 years), medium- (5 years) and long-terms (10 years), had the following objectives:

• Take broadband access to the masses;

• Reduce the barriers faced by lower income groups to access telecom services;

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• Improve the service quality levels as perceived by users; . Expand the use of telecom networks;

• Diversify the telecom services to serve specific market segments, especially by expanding convergent service offers; . Create service offers at low prices in rural areas; . Ensure adequate levels of competition and in the exploration of services; .. Expand pay TV services for distribution of content; . Develop domestic technologies and industries.

PGO: Decree 6654 of 11/21/2008, amended the General Approval Plan (PGO) and laid down the following measures: i) Allowing the same concession holder for Commuted Fixed Telephone Service (STFC) to operate in two regions, provided it operates throughout the country; ii) Require concession holders to create a specific company to manage the broadband networks.

8. Corporate Governance

TIM conducts its business in an ethical and transparent manner according to the corporate governance best practices. The Company is managed by a Board of Directors consisting of seven members, an Executive Board consisting of six members, all holding office for three years. The Audit Committee, represented by the Fiscal Council, installed and functioning since 2004, is composed of industry-renowned independent professionals who do not have any other relationship with the Company. To comply with the best corporate governance practices, TIM has the following permanent committees, which advise the Board of Directors: i) Internal Control and Corporate Governance Committee, and ii) Remuneration Committee, both created pursuant to the Minutes of the Board of Directors’ Meeting held on 09/30/2008.

8.1 - Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act (SOX) requires Companies to check the effectiveness of their internal controls required to prepare the financial statements, in order to provide greater reliability and transparency to the information. To obtain the certification, the management’s evaluation of the internal controls for the year 2007 was attested to by a specialized independent audit firm.

In 2008, TIM received the certification for compliance with Section 404 of the Sarbanes-Oxley Act for the year 2007, which shows the Company’s commitment to the highest levels of corporate governance.

8.2 – Disclosure Policy

TIM discloses material facts as required by the Brazilian Securities and Exchange Commission (CVM). Its code of conduct lays down the rules to be followed by all employees with access to insider information and places restrictions on trading of the Company’s securities during certain periods.

8.3 – Ownership Breakdown

The capital stock of TIM Participações S.A. at the end of 2008 totaled R$ 7,613,610,143.12, represented by 798,350,977 common shares and 1,545,475,560 preferred shares, totaling 2,343,826,537 shares. TIM Brasil holds the shareholding control of TIM Participações S.A., with 69.85% of the shares.

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OWNERSHIP BREAKDOWN	Common	%	Preferred	%	Total	%
TIM BRASIL SERVICOS E PARTICIPACOES S/A	649,205,378	81.32	987,987,984	63.93	1,637,193,362	69.85
OTHERS	149,145,599	18.68	557,487,576	36.07	706,633,175	30.15
TOTAL	798,350,977	100	1,545,475,560	100	2,343,826,537	100

8.4 – Shareholders’ Rights

Each common share gives its holder one vote at shareholders’ meetings. Holders of preferred shares are not entitled to vote, but may participate or discuss at shareholders’ meetings. One member and alternate member of the Fiscal Council are elected by majority vote of the preferred shareholders. Shareholder hold preemptive rights to subscribe to any capital increase in the proportion of their interest in the capital.

Dividend Policy

The Company’s Bylaws envisage the distribution of 25% of adjusted net income as dividends or interest on equity. The Company is also obliged to pay a preferred non-cumulative dividend on its preferred shares, with the amount being the highest of 6% of the capital divided by the total number of common and preferred shares, and 3% of stockholders’ equity, according to the most recent financial statements approved by the shareholders. It must also maintain a legal reserve and allocate 5% of the net income of each fiscal year until the reserve reaches 20% of the capital stock. The annual distribution of dividends is voted at the Annual Shareholders’ Meeting.

Management is proposing the distribution of R$171.1 million to the shareholders of preferred shares. The amount to be is equivalent to R$0.1107 per preferred share and R$1.107 per ADR (10 preferred shares). The proposal will be analyzed at the Company´s Annual Shareholders´ Meeting to be held in April, 2009.

9. Capital Markets

The common shares of TIM Participações are traded at the São Paulo Stock Exchange (Bovespa) under the ticker TCSL3, and the preferred shares under ticker TCSL4. The Company also has an ADR (American Depositary Receipts) program in the U.S market, and its ADRs are traded on the New York Stock Exchange (NYSE) under the ticker TSU.

The Bovespa Index (Ibovespa) ended the year 2008 at 37,550.31 points, a 41% decline from the previous year’s close. Average daily trading volume in 2008 was R$4.138 billion, 25.0% up over 2007.

The Dow Jones Industrial Average (DJIA), the primary NYSE index, fell by 33.8% to end 2008 at 8,776.39 points.

A total of 1,088.7 million TIM shares were traded in 2008 at a daily average of 4,372,000 shares, totaling R$ 5,442.5 million in the year. The Company’s common and preferred shares ended the year at R$4.91 and R$2.95, respectively on the Bovespa, declining by 42% and 51%, respectively. The ADRs listed on the NYSE ended the year at US$12.49, 64% down.

10. Human Resources

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On December 31, 2008, TIM had 10,296 employees in all of Brazil, an intangible asset that is fundamental for the success of its business. Its team highly is qualified, with 46.6% of the employees having or pursuing a university degree and 5.8%, a post-graduate degree. 47% have concluded high school and only 0.6% of the employees did not complete high school. The team is also young, with 82.3% of the staff below 35, 14.1% between 36 and 45, and 3.6% more than 45. In addition, the staff also includes 723 outsourced employees and 297 trainees.

Every year, the Company launches initiatives to retain and attract talent, which are based on motivation, employee well-being and respect to their rights. Besides offer incentives and opportunities, the Company involves them in running the business and invests in their professional development to ensure their total commitment to the Company’s goals.

One of the pillars of human resource management is to enable the self-development of the employees through specific courses. In 2008, Tim registered 12,376 participants in the Training and Qualification Program, totaling 732,000 hours, and averaging 59 hours per employee. The result was driven by the e-learning methodology, which was expanded to all areas of the Company in 2008 and involved investments of R$1.8 million in content development, maintenance and update.

Employee health and well-being too are among the Company’s primary concerns and it has implemented ‘quality of life’ programs to reduce stress and promote healthy habits among employees in their daily routine. Among the additional benefits TIM offers is the supplementary pension plan, in which 88% of the employees had registered in 2008.

11. Operating and Financial Performance

11.1 – Operating Performance

The Brazilian mobile market reached 150.6 million lines, corresponding to a penetration ratio of 78% (vs. 64% in 2007) and an annual growth of 24.5% (vs. 21.1% in 2007). Great part of this growth can be attributed to the increasing percentage of naked SIM cards in the total subscriber base. On a quarterly basis, national market added 9.9 million users (19.8% higher than 4Q07). It is important to mention that October was the strongest month in this quarter, with 4.0 million net additions. December net addition came in at 3.6 million (23% below the same month of last year).

TIM’s Performance

Our total subscriber base ended the quarter with 36.4 million clients, 16.5% up from 4Q07 to a market share 24.2% (drop of 1.6pp YoY and below original guidance), while the service revenues share, our primary focus, stood at the end of 2008 in 27.3% (according internal estimates).

The pre-paid segment reached 29.8 million (21.8% up from 4Q07) while the post-paid stood at 6.6 million users in the quarter (3.0% down from 4Q07 and below expectation) due to rigid disconnection policy, fiercer competitive environment and less than expected acquisition in post-paid offers. As for the client mix, the post-paid accounted for 18.1% of total subscriber base, compared to 21.7% from a year ago, largely impacted by the increase of pre-paid base and the aforementioned performance from post-paid.

TIM added 1.2 million new clients in the 4Q08, down from 2.1 million in the same period of 2007 and a market share of net addition of 12.1% (vs. 25.5% in the 4Q07). This performance reflects TIM’s conservative criteria in subsidy policy and rigid disconnection rule. Churn rate reached 9.8% in the quarter (up from 8.5% in 4Q07).

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Our 3G services (launched in the 2Q08) are already in the main cities in Brazil. The GSM coverage reached 93% of the country’s urban population, serving around 2,800 cities. GSM coverage counts with 100% of GPRS and around 75% of EDGE.

11.2 – Financial Performance

Operating Revenues

Total gross revenues reached R$18,252 million in the FY2008, 6.0% higher when compared to the R$17,215 million registered in 2007. In the 4Q08, TIM registered gross revenues of R$4,898 million, up 4.9% from 4Q07 and 4.7% from 3Q08. The main breakdowns and highlights are presented as follow:

Usage and Monthly fee revenues rose by 6.5% YoY to R$2,239 million in 4Q08. The increase continues to be supported by subscriber base expansion of 16.5%, but partially offset by a decrease in MOU outgoing of 17% QoQ (given that we have changed promotions mechanic) and post-paid mix decline (18.1% in 4Q08 vs. 21.7% in 4Q07).

ARPM rose to R$0.35/min in the 4Q08 (up from R$0.32/min in 4Q07 and R$0.29/min. in 3Q08). However, such increase in ARPM resulted in a lower MOU (86’ in 4Q08 down from 106’ 4Q07), following a more rational approach to tariff promotions (notably the ‘7 cents’ promotion which had also off-net traffic to fixed numbers).

Long distance revenues reached R$502 million in the 4Q08, a slight decrease when compared to R$522 million posted in the 4Q07. This decrease is mainly explained by the change in LD on-net promotion.

Interconnection revenues stood at R$1,134 million in the 4Q08, fairly stable when compared to the 4Q07 and 3Q08 despite subscriber growth. Such performance can be attributed to the strong on-net calls stimulation by the market as a whole and to F2M traffic reduction trend. Interconnection as a % of total gross revenues stood at 23% in 4Q08 (compared to 25% a year ago).

Gross VAS revenues, which also includes data transmission, amounted to R$471 million in the quarter, up 25.5% from 4Q07 and 17.0% from 3Q08. Such performance is attributed to a great momentum from TIM-Web service, where the subscriber base grew over 70% when compared to 2Q08 – reaching half a million users. VAS revenue accounted for 11% of total gross service revenues in the 4Q08 (compared to 9% a year ago). As for the FY2008, VAS revenues grew by 31.3% to R$1,598 million.

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Fueled by the 3G network, data transmission represents a key role to support company’s revenue growth. In this sense, TIM has reinforced its cutting edge positioning on data offer, widening partnerships and enhancing smart-phones portfolio (w/ recent launch of 3G iPhone). On top of that, the company continued to push on its mobile broadband offer through the ‘TIM Web’.
Innovative services (including broadband) accounted for 76% of total gross VAS revenues in the quarter, compared to 63% and 72% in the 4Q07 and 3Q08, respectively.

Total net revenues in 2008 amounted to R$13,081 million (+5.1% YoY), while net service revenues reached R$12,097 million (up 5.9% vs 2007). The FY2008 revenue growth came in short below our guidance of >7% - mainly due lower than expected post-paid segment growth, higher churn, and MOU reduction in 4Q08.

As for the 4Q08, net revenues reached R$3,544 million (up 5.0% from 4Q07 and 5.5% from 3Q08). Net service revenues amounted to R$3,223 million, an increase of 4.0% from 4Q07 and 5.1% from 3Q08.

Net handsets revenues represented R$321 million in the 4Q08, 16.5% higher than in the same period last year and up 10.1% when compared to 3Q08. The result follows the handset volume sales increase of 14% compared to 4Q07 and better portfolio mix (such as with iPhone 3G), to leverage VAS usage and increase loyalty campaign for post-paid segment. Even so, SIM-Card only sales continue to represent more than 50% of total gross additions, mainly for pre-paid market approach. Full year handset revenue growth was down 3.6%, although handset volume sales increased this year.

ARPU (average revenue per user) came in at R$29.9 in the 4Q08, the highest level in 2008 (+1% higher than 3Q08), despite the MOU drop. QoQ outperformance is due to positive elasticity in traffic and accretive innovative offer. On a yearly basis, ARPU drop 13% and can be partially attributed to an increase of 22% in the pre-paid segment (where the market growth is concentrated), lower incoming contribution and post-paid segment growth below expectations.

Operating Costs and Expenses

Operating costs and expenses reached R$2,617 million in 4Q08, an increase of 5.3% when compared to 4Q07. The increase followed a more intense commercial activity (marketing/commissioning), together with higher bad-debt provisions in the 4Q08 compared to 4Q07 (and even below 3Q08 figures). In addition, company will continue to pursue efficiency through tight cost control. The main highlights are presented as follow:

Personnel expenses ended the 4Q08 amounting at R$164 million, down 2% in a YoY comparison, despite an increase of 2.5% in headcount in the same period to 10,296 employees. Such increase was mainly backed by commercial activities support (call center and sales force). As for quarterly comparison, Personnel expenses increase of 7.6% can be attributed to seasonal effect and provisions.

Selling expenses totaled R$708 million in 4Q08, 9.5% up when compared to 4Q07 and 0.9% down comparing to 3Q08 figures. YoY increase is explained by higher commercial activities (e.g.: gross adds were up 2%), mainly on outsourced expenses, recharge and acquisition commission (given that pre-paid base grew by 21.8% YoY) and also to higher advertising expenses (due to convergent offers and 3G iPhone launch). On quarterly basis, selling expenses remained flat.

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Network and interconnection cost represented R$1,048 million in the 4Q08, down 1.1% on a yearly comparison and down 2.7% when compared to 3Q08. Both drops can be largely explained by lower traffic volume (especially from M2F, due to the end of fixed termination promotion) and to on-net traffic incentive. We continue the deployment of the fiber optical ring project (in the main metropolitan areas). The project aims not only at the reduction of leased lines costs, but also at the expansion of capacity to support (with higher quality) our innovative services.

In addition to QoQ comparison, we can also note a reduction on fixed network expenses, mainly due to leased lines contracts renegotiation.

General and administrative expenses (G&A) ended 4Q08 at R$119 million, up 12% and 17% compared to the 4Q07 and 3Q08 respectively. The increase is largely explained by the maintenance service in IT and consulting/legal services. At the end of 4Q08, G&A expenses represented 3.4% of the top line.

Cost of goods sold (mainly handset and modem) reached R$440 million in the 4Q08, higher 17.6% from 4Q07 and +16.3% from 3Q08. The increase follows higher handset sales volume (+14% YoY and +2% QoQ), and higher sales volume on 3G modems.

Bad debt expenses in 4Q08 amounted in R$131 million (another drop sequentially), thanks to our actions taken in the 1H08 (implementing new controlling rules and stricter credit analysis). When comparing with 4Q07, the increase is largely impacted by a recovery action plan that took place in 4Q07. Bad debt as a % of net service revenues reached 4.1% in 4Q08 (vs. 4.7% in 3Q08). For the full year, bad debt provision reached R$749 million (6.2% of net service revenues and in line with our ~6.0% expectation).

Other net operating expenses totaled R$6.7 million in the 4Q08, versus R$33.0 million in 4Q07. In the fourth quarter of 2008, pursuant to MP 449/08, the Company began to adopt new accounting procedures. Now, non-operating Revenues/Expenses started being posted to Other Operating Revenue/Expenses.

Subscriber acquisition costs (SAC) reached R$96 in the 4Q08, the lowest level ever and maintaining the drop trend since 4Q07 (-12% YoY and -13% QoQ). The reason is the consistent segmented approach, with commission and subsidy based on profitability, and focus on SIM-card only sales approach to the pre-paid segment. Gross addition registered a slight increase of approximately 2.2% vs. 3Q08 and 2.1% in a YoY comparison. As for the SAC/ARPU ratio, it stood at 3.2 months in 4Q08 (vs. 3.7x in 3Q08 and in line with 4Q07).

EBITDA

EBITDA (earnings before interests, taxes, depreciation and amortization) totaled R$928 million in the 4Q08. On a quarterly basis, TIM has shown a significant improvement in EBITDA mainly due to the corrective actions taken in the first semester of the year (by changing promotions mechanic, recovery and right use of telesales channel, improving control on bad-debt, efficiency on discretionary cost and network expenses). Those measures resulted in a 16.0% EBITDA growth when compared to R$800 million generated in the 3Q08, and a significantly increase when compared to R$535 million and R$637 million, posted in the 1Q08 and 2Q08, respectively.

As for the full year, EBITDA reached R$2,899 million, a slight increase when compared to R$2,840 million registered in 2007, mainly due to higher commercial and interconnection expenses. Company has almost met the EBITDA guidance for the FY2008 (which pointed to an implicit value of R$2,930 million if considering >7% of revenue growth and 22% of EBITDA).

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EBITDA margin reached 26.2% in this quarter, showing an improvement from 23.8% in the 3Q08 and 20.0% in the 2Q08. In the 4Q07, TIM registered a margin of 26.4%, slightly higher when compared to 4Q08, mainly due to lower bad debt provision in the last year. As for the full year, EBITDA margin came in at 22.2% (in line with the guidance of 22.0% -22.5%) .

Depreciation and Amortization

Depreciation and amortization amounted to R$622 million, 3.3% higher than the R$602 million reported in the 4Q07 and in line with the 3Q08. The increase is mainly explained by expansion of intangible assets such as IT (software) and 3G license.

EBIT

EBIT (earnings before interest and taxes) totaled R$305 million in the 4Q08, up from R$182 million in the 3Q08, as a consequence of EBITDA results in the quarter.

Net Financial Result

Net financial expenses totaled R$141.4 million in the quarter, compared with R$55.9 million in the 4Q07. The increase is explained by higher debt (+R$1,100 million), higher interest rate and NPV adjustment of 3G license acquisition (R$28.3 million in 4Q08 - which started being accounted in the 2Q08 and totaled R$85.6 millions in FY08). However, partially offset by higher cash and cash and equivalent increase of R$382 millions on a yearly basis. In the net exchange variation line, the increase is due to higher debt vs. 2007 (accounting of hedge financial result, 100 % related to the foreign denominated debt (USD and JPY) according to resolution CMN N. 2.770) . Company does not use derivatives for speculative purposes.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided by tax law. In the 4Q08, TIM recognized a tax credit benefit related to its subsidiary TIM Nordeste S.A. of R$160.2 million, as a consequence the Company registered a gain of R$132 million in the quarter.

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Net Income

TIM ended the quarter with a net profit of R$299.6 million, up 65.8% from the R$180.7 million in the 4Q07. As for FY2008, net profit totaled R$180.2 million (up 164% from the R$68.3 million registered in 2007). Both variations were positively impacted by a tax credit benefit from its subsidiary as mentioned above.

CAPEX

Investments totaled R$782 million in the fourth quarter and 22% from net revenue. From the total Capex, 89% (or R$694 million) were invested in Network/IT, and following our coverage expansion and 3G network deployment. As of FY2008, CAPEX amounted R$3.3 billion (including R$1.3 billion from 3G license).

Net financial position and free cash flow

Gross debt amounted to R$3,225 million (of which 60% in the long term), down from R$4,105 million in 3Q08 due to the payment of the 3G licenses. Company’s debt is composed by long-term financing from BNDES (Brazilian Development Bank) and BNB (Banco do Nordeste do Brasil), as well as borrowings from other local financial institutions. Approximately 28% of our total debt is denominated in foreign currency (USD and JPY), and it is 100% hedged in local currency (Resolution CMN N. 2.770) .

Also, it’s important to mention that TIM’s average cost of debt stood at 12.1% for 2008, thanks to the strong presence of soft loans.

Cash and cash-equivalents reached R$1,555 million, while net debt (gross debt less cash and cash-equivalents) totaled R$1,670 million (compared to R$2,743 million reported at the end of the 3Q08, which had the 3G license impact). Net debt over FY2008 EBITDA stood at 0.58x.

Operating free cash flow was positive in R$1,229 million, backed by an EBITDA of R$928 million, positive working capital variation of R$1,084 million and Capex of R$782 million. Non-operating free cash flow in 4Q08 stood at negative R$157 million. TIM generated a positive net cash flow of R$1,072 million in the quarter.

12. Other Information

Pursuant to Article 2 of CVM Instruction 381/03, we hereby declare that for the fiscal year ended December 31, 2008, neither the company Directa Auditores nor any other related party provided any services other than auditing to TIM Participações.

Concluding Remarks

TIM Participações S.A., in its permanent objective of continuous, balanced and sustainable growth, thanks its clients for their loyalty and reiterates its commitment to tirelessly look for mechanisms to reciprocate their preference through differentiated and quality service. Our thanks also go out to our business partners, vendors and financial institutions for their support and confidence in us and to our employees, especially, without whom we would not have attained our objectives, and finally, our shareholders for their support and confidence in the management.

The Management

Pág: 18

Financial Statements – Parent
Company and Consolidated

TIM Participações S.A.

December 31, 2008 and 2007
Including the Independent Auditors´ Report

1

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2008 and 2007

2

(“Free translation from the original in Portuguese”)

INDEPENDENT AUDITORS´ REPORT

The
Management and Shareholders
TIM PARTICIPAÇÕES S.A.

1.
We have examined the balance sheets, both parent company and consolidated, of TIM PARTICIPAÇÕES S.A., as of December 31, 2008 and 2007, and the related parent company and consolidated statements of income, of changes in shareholders equity, of cash flows and of value added for the years then ended, all prepared under the responsibility of the Management. Our responsibility is to issue an opinion on these financial statements. TIM PARTICIPAÇÕES S.A. wholly owns TIM Celular S.A., who, in turn, wholly owns TIM Nordeste S.A. The financial statements of these subsidiaries for the years ended December 31, 2008 and 2007, which serve as a basis for investment evaluation on the equity method and consolidation, were examined by Ernst & Young Auditores Independentes S.S., whose unqualified opinion thereon was issued on February 19, 2009. Our report, with respect to the book value of these investments and their effects on th e income for the year and consolidated figures, is based solely on those auditors´ examination, and given the size of the subsidiaries´ amounts involved, required a coordinated monitoring work and review of auditing procedures performed by that firm.

2.
Our examinations were conducted in accordance with auditing standards and included: a) work planning, taking into consideration the Company’s relevant balances, volume of transaction and accounting and internal control systems; b) verification, on a test-basis, of evidences and records supporting the amounts and accounting information disclosed and c) evaluation of the most significant accounting practices used, and estimates made, by the management, as well as the financial statements overall presentation.

3.
In our opinion, and based on the opinion of the independent auditors of the directly owned subsidiary TIM Celular S.A. and the indirectly owned subsidiary TIM Nordeste S.A., the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of TIM PARTICIPAÇÕES S.A. as of December 31, 2008 and 2007, the results of its operations, and the changes in its shareholders’ equity, cash flows and value added, both parent company and consolidated, for the years then ended, in accordance with accounting practices laid down in Brazil.

4.
As mentioned in Note “2.e”, due to the changes in accounting practices adopted in Brazil in2008, the financial statements for the previous year, presented for comparative purposes, were adjusted and are being presented again, as provided under the NPC 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors.

Rio de Janeiro, February 19, 2008

Original report in Portuguese was signed by

Ernesto Rubens Gelbcke
CRC SP-013002/O-3F-RJ	Accountant CTCRC SP-071189/O-6S-RJ
Member of the NEXIA International

3

TIM PARTICIPAÇÕES S.A.

BALANCE SHEETS
December 31, 2008 and 2007
(In thousands of Reais )

	Parent Company			Consolidated

		2007		2007
ASSETS	2008	Adjusted	2008	Adjusted

Current Assets
Cash and cash equivalents	35,968	57	1,531,543	1,117,410
Short-term investments in the money market (Note 4)	4,016	38,317	23,048	55,255
Accounts receivable (Note 5)	-	-	2,635,355	3,029,930
Inventories (Note 6)	-	-	548,514	278,126
Dividends receivable (note 10)	174,722	79,196	-	-
Taxes and contributions recoverable (Note 7)	1,067	299	603,353	495,932
Deferred income tax and social contribution Note 8)	-	-	49,451	29,429
Prepaid expenses (Note 9)	-	-	155,825	240,087
Derivative operations (Note 31)	-	-	260,925	17,661
Other assets	215	157	26,839	23,981

	215,988	118,026	5,834,853	5,287,811

Non-Current Assets
Long-term assets
Short-term investments in the money market (Note 4)	311	275	9,911	3,989
Taxes and contributions recoverable (Note 7)	6,257	5,887	226,975	233,482
Deferred income tax and social contribution (Note 8)			110,763	-
Escrow deposits (Note 18)	5,467	3,531	143,924	102,402
Prepaid expenses (Note 9)	-	-	13,693	7,806
Derivative operations (Note 31)	-	-	126,648	-
Other assets	-	-	7,268	7,274

Permanent assets
Investments (Note 10)	7,788,868	7,905,807	-	20
Property, plant and equipment (Note 11)	-	-	4,799,092	4,839,037
Intangibles (Note 12)	3,547	5,128	4,817,312	3,891,910
Deferred charges(Note 13)	-	-	149,029	190,255

	7,804,450	7,920,628	10,404,615	9,276,175

Total assets	8,020,438	8,038,654	16,239,468	14,563,986

The accompanying notes are an integral part of these financial statements

4

	Parent Company			Consolidated

		2007		2007
LIABILITIES	2008	Adjusted	2008	Adjusted

Current Liabilities
Suppliers – Trade payables (Note 14)	768	1,847	3,328,714	3,143,331
Loans and financing (Note 15)	-	-	1,482,705	798,625
Derivative operations (Note 31)	-	-	52,448	15,589
Labor obligations (Note 16)	27	164	106,991	110,553
Taxes, rates and contributions (Note 17)	17	5	601,778	570,346
Dividends and interests on own capital payable (Note 20)	193,365	232,822		239,508
Authorizations payable	-	-	-	34,791
Other liabilities	4,121	2,329	113,639	115,518

	198,298	237,167	5,879,640	5,028,261

Non-Current Liabilities
Long-term liabilities
Loans and financing (Note 15)	-	-	2,066,514	1,327,997
Derivative operations (Note 31)	-	-	10,814	-
Provision for contingencies (Note 18)	6,520	3,887	253,370	215,740
Actuarial liabilities (Note 32)	4,717	5,126	6,425	7,377
Assets retirement obligations (Note 19)	-	-	211,802	192,137
Other liabilities	20,447	20,669	20,447	20,669

	31,684	29,682	2,569,372	1,763,920

Shareholders´ equity (Note 20)
Capital	7,613,610	7,550,525	7,613,610	7,550,525
Capital reserves	34,330	97,415	34,330	97,415
Revenue reserves	142,516	123,865	142,516	123,865

	7,790,456	7,771,805	7,790,456	7,771,805

Total liabilities and shareholders´ equity	8,020,438	8,038,654	16,239,468	14,563,986

The accompanying notes are an integral part of these financial statements

5

TIM PARTICIPAÇÕES S.A.

     STATEMENTS OF INCOME
Years ended December 31, 2008 and 2007
(In thousands of Reais, except for earnings (losses) per share, expressed in Reais)

	Parent Company			Consolidated

		2007		2007
	2008	Adjusted	2008	Adjusted

Gross operating revenue
Telecommunications services (Note 21)	-	-	16,485,813	15,376,550
Goods sold (Note 21)	-	-	1,766,400	1,838,102

	-	-	18,252,213	17,214,652

Deductions from gross revenue (Note 21)	-	-	(5,171,248)	(4,773,010)

Net operating revenue (Note 21)	-	-	13,080,965	12,441,642

Cost of services rendered (Note 22)	-	-	(5,658,009)	(5,297,428)
Cost of goods sold (Note 22)	-	-	(1,405,788)	(1,434,430)

Gross income	-	-	6,017,168	5,709,784

Operating revenues (expenses):
Distribution (Note 23)	-	-	(4,098,389)	(3,890,925)
General and administrative (Note 24)	(4,942)	(10,524)	(1,127,426)	(1,032,793)
Equity pickup (Note 10)	183,918	79,125	-	-
Amortization of concession	-	-	(301,818)	(247,655)
Other operating (expenses) revenues, net (Note 25)	(4,150)	(2,346)	1,338	(21,773)

	174,826	66,255	(5,526,295)	(5,193,146)

Operating income before financial income	174,826	66,255	490,873	516,638

Financial revenues (expenses):
Financial revenues (Note 26)	5,370	3,221	173,313	104,123
Financial expenses (Note 27)	(38)	(1,174)	(445,564)	(378,638)
Exchange variations, net (Note 28)		-	(102,724)	(6,984)

	5,332	2,047	(374,975)	(281,499)

Operating income	180,158	68,302	115,898	235,139

Provision for income tax and social contribution (Note 29)	(6)	-	64,254	(166,837)

Net income for the year	180,152	68,302	180,152	68,302

Earnings per share (R$)	0,08	0,03

The accompanying notes are an integral part of these financial statements

6

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY
Years ended December 31, 2008 and 2007
(In thousands of Reais)

		Capital Reserves		Revenue Reserves

		Special Goodwill		Reserve for	Retained
	Capital	Reserve	Legal Reserve	expansion	Earnings	Total

At December 31, 2006	7,512,710	135,230	98,741	139,697	-	7,886,378
Prior years´ adjustments (Note 2.d)	-	-	-	23,967	-	23,967

At December 31, 2006 (Adjusted)	7,512,710	135,230	98,741	163,664		7,910,345

Dividends and interest on own capital directly recorded under
“Shareholders´ equity” of the Company and subsidiaries (note 2.c)	-	-	-	5,145		5,145
Capital increase through capitalization of reserve	37,815	(37,815)	-	-	-	-
Net income for the year
Originally stated	-	-	-	-	76,095	76,095
Adjustments recorded in 2007 (Notes 2.d)	-	-	-	-	(7,793)	(7,793)

					68,302	68,302

Reduction of reserve for expansion				(7,793)	7,793	-
Appropriation of net income for the year:
Legal reserve (note 20)	-	-	3,805	-	(3,805)	-
Dividends proposed (note 20)	-	-	-	-	(72,290)	(72,290)
Dividends proposed using reserve for expansion	-	-	-	(139,697)	-	(139,697)

At December 31, 2007 (adjusted)	7,550,525	97,415	102,546	21,319	-	7,771,805

Dividends and interest on own capital directly recorded under
“Shareholders´ equity” of the Company and subsidiaries (note 2.c)	-	-	-	9,643	-	9,643
Capital increase through capitalization of reserve (note 20)	63,085	(63,085)	-	-	-	-
Net income for the year				-	180,152	180,152
Appropriation of net income for the year
Legal reserve (note 20)	-	-	9,008	-	(9,008)	-
Dividends proposed (note 20)	-	-	-	-	(171,144)	(171,144)

At December 31, 2008	7,613,610	34,330	111,554	30,962	-	7,790,456

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.

     STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007
(In thousands of Reais)

	Parent Company		Consolidated
		2007		2007
	2008	Adjusted	2008	Adjusted

Operating Activities
Net income for the year	180,152	68,302	180,152	68,302
Adjustments for reconciliation of income to cash
generated by operating activities:
Depreciation and amortization	1,580	1,580	2,408,545	2,323,674
Equity pickup	(183,918)	(79,125)	-	-
Deferred income tax and social contribution	-	-	(130,785)	62,060
Actuarial liabilities	(409)	571	(952)	1,294
Residual value of permanent assets written off	-	-	3,046	24,705
Monetary restatement of assets retirement obligations,
escrow deposits and contingencies	(69)	266	17,858	53,365
Interest and monetary and exchange variation on
loans	-	-	343,042	232,676
Interest and monetary variation on authorizations	-	-	50,887	1,491
Interest on short-term investments in the money
Market	(4,733)	(2,419)	(96,341)	(24,516)
Allowance for doubtful accounts	-	-	748,833	714,571

	(7,397)	(10,825)	3,524,285	3,457,622

Decrease (increase in operating assets
Trade receivables	-	-	(354,258)	(1,222,439)
Taxes and contributions recoverable	(1,137)	(184)	(100,915)	(151,191)
Inventories	-	-	(270,388)	(114,018)
Prepaid expenses		-	78,376	(13,629)
Dividends	79,196	-	-	-
Other currents and non-current assets	(2,115)	(2,234)	(27,523)	(38,335)

Decrease (increase in operating liabilities
Labor obligations	(138)	(591)	(3,562)	18,060
Suppliers – Trade payables	(1,079)	(111)	275,071	298,357
Taxes, rates and contributions	12	(60)	31,432	200,081
Provision for contingencies	2,600	243	29,923	26,373
Other current and non-current liabilities	1,795	22,998	(2,095)	42,738

Net cash and cash equivalents generated by operating
activities	71,737	9,236	3,180,346	2,503,619

Investment activities
Short-term investments in the money market	38,998	(36,173)	122,624	566,185
New authorizations			1,238,994	-
Amortization of authorizations	-	-	(1,324,672)	(11,517)
Additions to property, plant and equipment	-	-	(3,358,367)	(1,799,643)
Property, plant and equipment sold	-	-	5,538	11,093

Net cash and cash equivalents generated (used) by
investment activities	38,998	(36,173)	(3,315,883)	(1,233,882)

Financing activities
Capital reduction	132,792	450,762	-	-
New loans	-	-	1,315,261	1,162,235
Amortization of loans	-	-	(557,946)	(1,466,836)
Dividends and interest on own capital paid	(207,616)	(440,138)	(207,645)	(440,291)

Net cash and cash equivalents generated (used) by
financing activities	(74,824)	10,624	549,670	(744,892)

Increase (decrease) incash and cash equivalents	35,911	(16,313)	414,133	524,845

Cash and cash equivalents at the beginning of the year	57	16,370	1,117,410	592,565

Cash and cash equivalents at the end of the year	35,968	57	1,531,543	1,117,410

…/

To be continued

	Parent Company		Consolidated

		2007		2007
	2008	Adjusted	2008	Adjusted

Supplementary cash flow information:
Income tax e social contribution paid	-	-	79,333	55,723
Interest paid	-	-	297,730	240,260
Interest capitalized	-	-	2,647	11,347
Accounts payable referring to expenses incurred on
additions to property, plant and equipment	-	-	951,1841	1,044,175

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.

     VALUE-ADDED STATEMENTS
Years ended December 31, 2008 and 2007
(In thousands of Reais)

	Parent Company		Consolidated

		2007		2007
	2008	Adjusted	2008	Adjusted

Revenues
Gross operating revenue	-	-	18,252,213	17,214,652
Allowance for doubtful accounts	-	-	(748,833)	(714,571)
Discounts given, returns and other	-	-	(1,179,947)	(1,192,598)

	-	-	16,323,433	15,307,483

Input acquired from third parties
Cost of services rendered and goods sold	-	-	(5,475,372)	(5,159,299)
Materials, energy, third parties´ services and
other	(5,849)	(7,874)	(2,481,146)	(2,376,306)

	(5,849)	(7,874)	(7,956,518)	(7,535,605)

Withholding
Depreciation and amortization	(1,580)	(1,580)	(2,408,545)	(2,323,674)

Net value-added produced	(7,429)	(9,454)	5,958,370	5,448,204

Value-added received through reclassification
Equity pickup	183,918	79,125	-	-
Financial revenues	5,370	3,221	1,164,662	321,597

	189,288	82,346	1,164,662	321,597

Total value-added to be distributed	181,859	72,892	7,123,032	5,769,801

Value-added distribution
Personnel and related charges	928	2,067	548,007	530,513
Taxes, rates and contributions	634	1,894	4,646,630	4,429,492
Interest and rentals	145	631	1,748,243	741,496
Dividends	171,144	72,290	171,144	72,290
Income (losses) withheld	9,008	(3,990)	9,008	(3,990)

	181,859	72,892	7,123,032	5,769,801

The accompanying notes are an integral part of these financial statements

TIM PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY INFORMATION
As of December 31, 2008 And 2007
(In thousands of Reais unless otherwise stated)

1 Operations

TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly-held company controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.32% of its voting capital and 69.85% of its total capital.

The Company’s main operations comprise the control of companies exploring telecommunications services, especially personal mobile and fixed telephony in its authorization areas.

Through its wholly-owned subsidiary TIM Celular S.A. (“TIM Celular”), the Company holds all the capital of TIM Nordeste S.A. (“TIM Nordeste”). TIM Celular operates as a provider of Commuted Fixed Telephone Service (STFC) of the following types: Local, Domestic Long Distance and International Long Distance, and Multimedia Communication Service (SCM) in every Brazilian states. Also, together with its subsidiary, it operates as a provider of Personal Mobile Service in every Brazilian states.

The services provided by the subsidiaries are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The exploration of the Personal Mobile Service (SMP) and the Commuted Fixed Telephone Service (STFC) is for an indefinite period.

The authorization for use of radio-frequency granted to the subsidiaries mature as follows:

TIM Nordeste	Expiry Date

Radio-frequencies
	800MHz,900 MHz	Radio-frequencies
	and 1.800 MHz	3G

1. Pernambuco	May, 2009	April, 2023
2. Ceará	November, 2023	April, 2023
3. Paraíba	December, 2023	April, 2023
4. Rio Grande do Norte	December, 2023	April, 2023
5. Alagoas	December, 2023	April, 2023
6. Piauí	March, 2009	April, 2023
7. Minas Gerais (except for the “Triângulo
Mineiro“(*) municipalities for Radio-
frequencies 3G)	April, 2013	April, 2023
8. Bahia and Sergipe	August, 2012	April, 2023
(*) The Far Western region of the state of Minas Gerais.

TIM Celular	Expiry Date

	Radio-frequencies	Radio-
	800MHz, 900 MHz	frequencies
	and 1.800 MHz	3G

1. Amapá, Roraima, Pará, Amazonas,
Maranhão, Rio de Janeiro and Espírito Santo	March, 2016	April, 2023
2. Acre, Rondônia, Mato Grosso, Mato
Grosso do Sul, Tocantins, Distrito Federal,
Goiás, Rio Grande do Sul (except for Pelotas
and the respective region) and Londrina and
Tamarana in Paraná municipalities.	March , 2016	April, 2023
3. São Paulo	March, 2016	April, 2023
4. Paraná (except for Londrina and
Tamarana in Paraná municipalities)	September, 2022	April, 2023
5. Santa Catarina	September, 2023	April, 2023
6. Pelotas and the respective region in the
state of Rio Grande do Sul	April, 2009	April, 2023

Renewal of authorizations

The radio-frequency licensing authorizations for the 800 MHz, 900 MHz and 1800 MHz bands referring to the SMP service provision, begin to expire in September 2007 (under the Term of Authorization for the State of Paraná except for Londrina and Tamarana municipalities) and are renewable for one more 15-year period, requiring payment, at every two-year period, of the equivalent to 2% (two percent) of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans. The first payment is scheduled for April 30, 2009.

The renewal of five (5) radio-frequency licensing authorizations which matured in 2008 were formalized through the following acts: Act 7.383 - state of Alagoas; Act 7.385 – state of Ceará; Act 7.386 – state of Paraíba ; and Act 7.390 – state of Rio Grande do Norte. Also, the renewal of two (2) radio frequency licensing authorizations maturing in 2009 were formalized through the following acts: Act 7.388 – state of Pernambuco; and Act 7.389 – state of Piauí, all published in the DOU (Official Gazette) of 11/18/2008. The Act 5.520 referring to renewal of authorization in the State of Santa Catarina was published in the Official Gazette of 09/22/2008.

2 Quarterly Information Preparation and Presentation Basis

a. Preparation and disclosure criteria

The financial statements were prepared in accordance with accounting practices applicable in Brazil (BR GAAP), based on the Corporate Law, CVM – Brazilian Securities Commission standards and procedures including the new provisions introduced (those amended and revoked by Law 11.638 of December 28, 2007 and the Provisional Measure 449 of December 3, 2008) for the standards applicable to public telecommunications service concessionaires/authorized companies; and the accounting pronouncements issued by the Comitê de Pronunciamentos Contábeis – CPC (Accounting Pronouncements Committee).

The company still holds American Depositary Receipts traded on the New York Stock Exchange – USA. Because of it, the Company is subject to the rules of the Securities and Exchange Commission (SEC). In order to meet its market needs, it is the Company’s principle to disclose information prepared in accordance with the BR GAAP, simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

The authorization for completion of these financial statements by the management was given on February 19, 2009.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur in the next twelve months. Otherwise, they are shown as non-current. Monetary assets and liabilities denominated in foreign currencies were converted into Reais at the exchange rate in effect at the balance sheet date. The translation differences were recognized in the statement of income.

b. Changes in preparation and disclosure of the financial statements

According to the CVM Deliberation 565 of December 17, 2008, which approved the accounting pronouncement CPC 13 – First Adoption of Law 11.638/07 and the Provisional Measure 449/08, and in compliance with the provisions of CVM Deliberation 506 of June 19, 2006, the Company fixed December 31, 2006 as the transition date for adopting the new accounting practices. The transition date is defined as the starting point for adoption of changes in accounting practices followed in Brazil , being also the base date for preparation of the Company´s opening balance sheet adjusted for these new accounting provisions for 2008.

The CPC 13 released the companies from the obligation of complying with NPC 12 and CVM Deliberation 506/06 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors” upon the first adoption of Law 11.638/07 and PM 449/08. This deliberation requires that besides breaking down the effects of adoption of this new accounting practice on the retained earnings (accumulated losses) account, companies are required to present the opening balance by account or group of accounts relating to the earliest period, for comparative purposes. However, the Company opted for not taking the CPC 13 exemption, and accordingly its financial statements for 2007 and 2008 are presented in accordance with the same accounting practices, being therefore comparable.

These changes in accounting practices, which affected the preparation or presentation of the financial statements for the year ended December 31, 2008, the opening balance sheet as of December 31, 2006 (not presented) and the financial statements for the comparative year ended December 31, 2007, were measured and recorded by the Company based on the following accounting pronouncements issued by the Accounting Pronouncements Committee and approved by the Brazilian Securities Commission and Federal Accounting Council:

• Conceptual Structure for Preparation and Presentation of the Financial Statements approved by CVM Deliberation 539 of March 14, 2008;

• CPC 01 – Reduction to Recoverable Value of Assets, approved by CVM Deliberation 527 of November 1, 2007;

• CPC 02 – Effects of Changes in Exchange Rates and Conversion of Financial Statements, approved by CVM Deliberation 534 of January 29, 2008;

• CPC 03 – Statement of Cash Flows, approved by CVM Deliberation 547 of August 13, 2008;

• CPC 04 – Intangible Assets, approved by CVM Deliberation 553 of November 12, 2008;

• CPC 05 – Related-Party Disclosure approved by CVM Deliberation 560 of December 11, 2008;

• CPC 06 – Commercial Lease Operations, approved by CVM Deliberation 554 of November 12, 2008;

• CPC 07 – Governmental Subvention and Assistance, approved by CVM Deliberation 555 of November 12, 2008;

• CPC 08 – Transaction Costs and Premium on Issuance of Marketable Securities, approved by CVM Deliberation 556 of November 11, 2008;

• CPC 09 – Value-Added Statement, approved by CVM Deliberation 557 of November 12, 2008;

• CPC 10 – Stock Based Payment, approved by CVM Deliberation 562 of December 17, 2008;

• CPC 12 – Adjustment to Present Value, approved by CVM Deliberation 564 of December 17, 2008;

• CPC 13 – First Adoption of Law 11.638/07 and Provisional Measure 449/08, approved by CVM Deliberation 565 of December 17, 2008;

• CPC 14 – Financial Instruments: Recognition, Measurement and Evidencing, approved by CVM Deliberation 566 of December 17, 2008.

Below, the main provisions of Law 11.638/07, PM 449/08 and the above mentioned CPCs which affected the financial statements of the Company, as well as their effects on balances as of the transition date:

• In compliance with CVM Deliberation 564 of December 17, 2008, which approves the technical pronouncement CPC 12, the Company assessed the impact of adjustment to present value of payables from the G3 network exploration authorizations, with relevant effects on the financial statements, which for this reason were adjusted to present value (Note 12). No relevant effects of adjustment to present value were identified on current and long-term assets and liabilities to be reflected on the financial statements for 2008 or the applicable amounts as of the transition date (December 31, 2006).

• In compliance with CVM Deliberation 555 of November 12, 2008, which approves the Technical Pronouncement CPC 07, the amount of ADENE of the subsidiary TIM Nordeste incentive determined as from the enactment of Law 11.638/07 was accounted in the income for the year 2008, as an income tax expense reduction , and subsequently reclassified as a revenue reserve. In fiscal 2007, the Subsidiary TIM Nordeste did not obtain exploration profits and consequently, no incentive was recognized.

• In compliance with CVM Deliberation 553 of November 12, 2008, which approves the Technical Pronouncement CPC 04, the Company began to record as “Intangibles” rights relating to intangible assets intended for maintenance of the Company´s operations or exercised for this purpose, including goodwill acquired. For ease of the financial statements comparability, a R$2,182,782 entry previously made to property, plant and equipment, was reclassified as intangible asset in the year 2007 (Note 2-e).
Additionally, based on the same CPC, the Company reclassified the goodwill in the amount of R$5,128 (Note 2-h) from investments to intangibles.

• In compliance with CVM Deliberation 556 of November 12, 2008, which approves the Technical Pronouncement CPC 08, the Company began to account for the transaction costs incurred on borrowing as a reduction of the loans and financing account, and amortize them over the same loan amortization period. Up until December 31, 2007, these costs were recorded as prepaid expenses and amortized on a straight-line basis, over the duration of the loan. The effect of this accounting practice was a R$1,475 reduction of financial expenses and a R$16,190 reduction of loans reflected in the financial statements for the year ended December 31, 2007.

• In compliance with CVM Deliberation 566 of December 17, 2008, which approves the Technical Pronouncement CPC 14, the Company´s derivative instruments are accounted for at their fair value (Note 31). Up until December 31, 2007, these derivative instruments were recorded in accordance with the respective contractual covenants. For ease of the financial statements comparability, they were adjusted retroactively, thus causing the net revenue from monetary variation to fall by R$4,123, the current assets to increase by R$17,661, the current liabilities to grow by R$10,203 and the non-current liabilities to grow by R$2,329 as reflected in the financial statements for the year ended December 31, 2007.

• The Company opted for maintaining the recognized balances in the deferred assets group until they are fully amortized. As required by CPC 13, the Company analyzed the recovery of these amounts in accordance with CPC 01 – Reduction to recoverable value of assets, having found no sign of decrease in this recoverable value.

• The Company opted for the Transition Taxation Method (RTT) instituted by the Provisional Measure 449/08, whereby the corporate income tax (IRPJ), the social contribution on net income (CSLL) and the contributions to PIS and COFINS (Social Security Funding), for the two-year period 2008-2009, continue to be determined by accounting methods and criteria laid down in Law 6.404 of December 15, 1976, still ruling on December 31, 2007. Accordingly, the deferred income tax and social contribution due on adjustments arising from adoption of new accounting practices stipulated by Law 11.638/08 and Provisional Measure 449/08, where applicable, were reflected in the financial statements of the Company in accordance with CVM Instruction 371. The company will demonstrate this option at the Income Tax Return “DIPJ” in 2009.

• Until December 31, 2009, the Company will revaluate the estimates of useful life of its property, plant and equipment items, which are used as a basis for calculating depreciation and amortization rates. If relevants, any changes in the estimated useful life of these assets, resulting from this revaluation, they will be treated as changes in accounting estimates to be recognized prospectively.

• It is now mandatory to prepare the statements of cash flow and value added in the place of the statement of financial position. The two former statements have already been presented by the Company.

The effects of the first adoption of Law 11.638/07 on the income and shareholders´ equity, are as follows:

	Net	Shareholders´
	Income	Equity

Balance shown on the financial statements as of December 31, 2008:	180,152	7,790,456
Effects of Law 11.638:
Borrowing costs	9,832	(6,358)
Recording of derivative instruments at fair value	10,466	5,337

Balances before adoption of Law 11.638/07	200,450	7,789,435

c. Dividends barred - Adoption of a new accounting practice

The Company and its subsidiaries have decided to change accounting practices by adjusting them to those already used even by other telecommunications companies, in connection with dividends and interest on own capital barred by statutes of limitation.

Any dividends not claimed for three years are reversed to the Company. Previously, it was the Company’s and its subsidiaries’ procedure to record these dividends barred by statutes of limitation as income for the year. In fiscal 2008, the Company and its subsidiaries decided to modify the accounting treatment, by directly recording dividends barred by statutes of limitation as shareholders´ equity, as follows: R$2,986 – parent company; and R$9,643 - consolidated. This accounting practice has been adopted retroactively to prior years, with the following effect on the shareholders´ equity for the year ended December 31, 2007: R$3,554 – parent company; and R$5,145 - consolidated.

d. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the consolidated results of operations of the Company and its subsidiaries TIM Celular e TIM Nordeste, respectively, as follows:

	% Participation

	2008		2007

	Direct	Indirect	Direct	Indirect

TIM Participações
TIM Celular	100.00	-	100.00	-
TIM Nordeste	-	100.00	-	100.00

The fiscal years of subsidiaries included in consolidation coincide with those of the parent company and the accounting policies were consistently applied by the consolidated companies in relation to the previous year.

The main consolidation procedures are as follows:

I. Elimination of intercompany consolidated assets and liabilities accounts; II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries; III. Elimination of consolidated intercompany revenues and expenses;

e. Comparability of the Quarterly Information

In order to continuously improve their corporate governance level and presentation of the quarterly information, and especially ensure compliance with CVM´s and international accounting practices applicable to their field of activity, the Company and its subsidiaries have analyzed the best accounting practices used in their industry. The results are changes with the effects described below and other effects on the financial statements adjusted in relation to those previously published and made available to the shareholders.

The following are adjustments and reclassifications of the financial statements originally published in 2007:

(a) Adjustment of financial instruments to market value;

(b) Deferral of borrowing costs and rates, which were expensed in prior years;

(c) Reclassification of dividends and interest on own capital barred by statutes of limitation from “Other operating revenues” to “Shareholders´ Equity, due to the change in accounting practice described in Note 2-c;

(d) The equity accounting adjustment on the above mentioned items;

(e) Reclassification software licensing, construction work in progress and other from “Property, plant and equipment” to “ Intangibles”;

(f) Reclassification of the stock reverse split account as “long-term”(Note 20-a);

(g) Because the non-operating income line that was eliminated by the Provisional Measure 449/08, the parent company reclassified R$2 reflected in the financial statement for December 31, 2007; R$(3,066) in the consolidated statement; and R$ (24,422) for the years ended December 31, 2008 and 2007, respectively, to the “Other Operating Revenues (Expenses) line (Note 25);

(h) Reclassification as “Intangibles” of goodwill recorded as “Investments”, the economic basis of which is the future profitability expected.

The R$23,967 effect of the prior years´ adjustment recorded in the Statement of Changes in Shareholders´ Equity for the year ended December 31, 2006 is represented by: i) adjustment to market value of financial instruments worth R$9,250 and ii) adjustment to deferred borrowing costs and rates in the amount of R$14,717.

	Parent Company 2007

BALANCE SHEET	Original	(d)	(h)	Adjusted

Non-current Assets
Permanent
Investiment (Note 10)	7,889,616	21,319	(5,128)	7,905,807
Intangible (Note 12)	-	-	5,128	5,128

	7,899,309	21,319	-	7,920,628

	Parent Company 2007

	Original	(d)	(h)	Adjusted

Current Liabilities
Other liabilities	22,998	-	(20,669)	2,329

	257,836	-	(20,669)	237,167

Non-current Liabilities
Other liabilities	-	-	20,669	20,669

	9,013	-	20,669	29,682

Shareholders´ Equity (Note 20)
Revenue reserves	102,546	21,319	-	123,865

	7,750,486	21,319	-	7,771,805

	Parent Company 2007

STATEMENT OF INCOME	Original	(c)	(d)	(g)	Adjusted

Equity pickup (Note 10)	83,364	-	(4,239)	-	79,125
Other operating (expenses) revenues, net (Note 25)	1,206	(3,554)	-	2	(2,346)

	74,046	(3,554)	(4,239)	2	66,255

Operating income	76,093	(3,554)	(4,239)	2	68,302

Non-operating income	2	-	-	(2)	-

Net income for the year	76,095		(4,239)	-	68,302

	Consolidated 2007
BALANCE SHEET	Original	(a)	(e)	(h)	Adjusted

Current Assets
Derivative operations (Note 31)	-	17,661	-	-	17,661
Others assets	23,981	-	-	-	23,981

	5,270,150	17,661	-	-	5,287,811

Non-current Assets
Investments (Note 10)	5,148	-	-	(5,128)	20
Property, plant and equipment (Note 11)	7,021,819	-	(2,182,782)	-	4,839,037
Intangibles (Note 12)	1,704,000	-	2,182,782	5,128	3,891,910

	9,276,175	-	-	-	9,276,175

	Consolidated 2007

	Original	(a)	(b)	(f)	Adjusted

Current Liabilities
Derivative operations (Note 31)	5,386	10,203	-	-	15,589
Other liabilities	136,187	-	-	(20,669)	115,518

	5,038,727	10,203	-	(20,669)	5,028,261

Non-current Liabilities
Loans and financing (Note 15)	1,344,187	-	(16,190)	-	1,327,997
Derivative operations (Note 31)	(2,329)	2,329	-	-	-
Other liabilities	-	-	-	20,669	20,669

	1,757,112	2,329	(16,190)	20,669	1,763,920

Shareholders´ Equity (Note 20)
Revenue reserves	102,546	5,129	16,190	-	123,865

	7,750,486	5,129	16,190	-	7,771,805

	Consolidated 2007

STATEMENT OF INCOME	Original	(a)	(b)	(c)	(g)	Adjusted

Other operating revenues, net (Note 25)	7,794	-	-	(5,145)	(24,422)	(21,773)

	(5,163,579)	-	-	(5,145)	(24,422)	(5,193,146)

Operating income before financial income	546,205	-	-	(5,145)	(24,422)	516,638
Financial expenses (Note 27)	(380,113)	-	1,475	-	-	(378,638)
Exchange variations, net (Note 28)	(2,861)	(4,123)	-	-	-	(6,984)

Operating income	267,354	(4,123)	1,475	(5,145)	(24,422)	235,139
Non-operating income	(24,422)	-	-	-	24,422

Net income for the year	76,095	(4,123)	1,475	(5,145)	-	68,302

3 Summary of the main accounting practices

a. Cash and cash equivalents

These include the balances of the checking account and short-term investments in the money market redeemable in up to 90 days from the balance sheet date, the market value of which is hardly subject to change. The short-term investments in the money market included in the cash and equivalents are mostly classified as “financial assets shown at fair value, under “Income”.

b. Financial instruments

The financial instruments are only recognized as from the date the Company and its subsidiaries become part of the financial instruments contracts. After being recognized they are initially recorded at the fair value plus the transaction costs directly attributable to acquisition. An exception occurs in the case of financial assets and liabilities classified at the fair value, being directly entered into the “Income for the Year”. Subsequently they are measured at each balance sheet date, in accordance with the rules applying to each classification of financial assets and liabilities.

b.1) Financial assets: the main financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents; short-term investments in the Money market; unrealized gains on derivative operations and trade receivables. These assets are classified under the following categories, according to the purpose for which they were acquired or issued:

(i) Financial assets shown at fair value under “Income”: in this category are financial assets held for trading and those initially assigned the fair value under “Income”. If their original purpose is sale or repurchase in the short term, they are classified as items held for trading. Derivative instruments are also classified as held for trading. At each balance sheet date they are measured at fair value. The interest, monetary restatement, exchange variation and variations arising from evaluation at fair value are recognized as income, as incurred, on the financial revenue and expense line.

(ii) Loans and receivables: these are non-derivative instruments with fixed or determinable payments, though not quoted in an active market. After the initial recognition, they are measured at the amortized cost, on the actual-interest-rate based method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

(iii) Investments held to maturity date: these are financial, non-derivative assets with fixed or determinable payments and defined maturity, which the Company holds for positive purposes, being able to maintain them until the maturity date. After the initial recognition, they are measured at the amortized cost, on the actual-interest-rate based method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

b.2) Financial liabilities: the main financial liabilities recognized by the Company and its subsidiaries are: trade payables, unrealized losses on derivative operations and loans and financing. They are classified under the following categories, according to the nature of the contracted financial instruments:

(i) Financial liabilities measured at fair value under Income: these include financial liabilities usually traded before maturity, liabilities assigned fair value upon the initial recognition, under Income and Derivative Instruments.

At each balance sheet date they are measured at fair value. The interest rate, monetary restatement, exchange variation and variations arising from evaluation at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

(ii) Financial liabilities not measured at fair value: these are financial, non-derivative liabilities not usually not traded before maturity. After the initial recognition they are measured at the amortized cost, on the actual-interest-rate based method. The interest rate, monetary restatement, exchange variation and variations arising from evaluation at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

c. Accounts receivable

Accounts receivable from the telecommunications service customers are calculated at the tariff rate ruling on the date of service-rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

d. Allowance for doubtful accounts

The allowance for doubtful accounts shown as reduction of accounts receivable is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

e. Inventories

Inventories are stated at the average acquisition cost, which does not exceed the market value or net realizable value.

f. Prepaid expenses

The prepaid expenses are shown at the amount actually disbursed and not yet incurred.

The Company offers subsidies in the sale of handsets and modems for postpaid subscribers, who enter into a legally enforceable contract with exit penalties and minimum monthly charges for a predetermined period. These transactions are called “subsidies on the sales of handsets and modems”.

The subsidized sales of phone sets and mini modems under the post-paid system are deferred and amortized over at least the duration of the service contract signed by clients (12 and 18 months, respectively) in 2007 and 12 months as from 2008. The contractual fine for clients who cancel their subscriptions or migrate to the prepaid system before the end of their contracts is invariably higher than the subsidy granted for sales of phone sets and mini modems.

g. Investments

The investments in subsidiaries are valued by the equity method. The other investments are shown at cost, net of the provision for devaluation, where applicable.

h. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost net of accumulated depreciation, which is calculated on the straight-line method over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life is capitalized, whereas the others are recorded as income.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The estimated costs to be incurred on disassembly of towers and equipment in property rented are capitalized and depreciated over the useful lives of these assets.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine the need for recording a provision for losses on any such items and recovery thereof.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

i. Intangibles

Intangibles reflect: (i) the purchase of authorizations and radio frequency band licensing, shown at the acquisition cost; (ii) goodwill and (iii) software in use and/or under development.

The amortization expenses are calculated on the straight-line method over the useful life of assets, as follows: five years for radio frequency bands and software; fifteen years for authorizations; and ten years for goodwill.

The estimates of useful lives of property, plant and equipment are regularly reviewed in order to reflect technological changes.

TIM Celular´s goodwill was recorded based on the expected future profitability. It is periodically reviewed concerning its profitability.

j. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized on the straight-line basis in ten years from the date the subsidiaries become operative.

k. Liabilities

These are recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may require disbursement of economic resources. Some liabilities involve uncertainties concerning the term and value, being estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of related risks.

l. Income tax and social contribution

The provision for income tax and social contribution is calculated in accordance with pertinent legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable income, plus 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution is calculated at 9% on taxable income recognized on the accrual basis. As a consequence, temporarily non-deductible expenses included in the book value of income or temporarily non-deductible revenues excluded from taxable income give rise to deferred tax credits and debits.

Prepaid amounts or those which can be offset are shown as current or non-current assets, depending on the prospects of realization.

The deferred income tax and social contribution on accumulated tax losses and negative social contribution basis and on temporary differences are calculated based on the expected taxable income generation in the future, net of the provision for adjustment to the recovery value, set up in accordance with CVM Instruction 371/02.

Pursuant to the Northeast Development Agency ADENE´s Constitutive Reports 0144/2003 and 0232/2003 of March 31, 2003, TIM Nordeste became a beneficiary of a fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable surtaxes, for a 10-year period from fiscal 2002 through 2011, calculated based on the exploration profit deriving from implementation of its installed capacity for digital mobile cell telephony services; and (ii) 37.5%, 25% and 12.5% reduction of income tax and non-reimbursable surtaxes for the fiscal years 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration profit deriving from implementation of its installed capacity for analogical mobile cell telephony services.

m. Provision for contingencies

This provision is set up based on the opinion of the Companies´ internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

n. Assets retirement obligations

Pursuant to the Circular Communication CVM/SNC/SEP no. 01/2007, the subsidiaries record provisions for asset retirement obligations and estimated costs brought to present value, which will be incurred on disassembly of towers and equipment in rented properties.

o. Revenue recognition

Service revenues are recognized as services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from prepaid telecommunications services are recognized on the accrual basis in the period of utilization. Revenues from the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by, consumers or distributors.

p. Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by IBRACON’s NPC 26, approved by CVM Deliberation n° . 371, which defines the characteristics of the plan, obligations and events described in Note 32.

q. Employees´ profit-sharing

The Company and its subsidiaries monthly record a provision for employees´ profit-sharing, based on the relevant targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

r. Use of estimates

These are used for measuring and recognizing certains assets and liabilities reflected in the financial statements of the Company. In making these estimates, past and current experiences, assumptions underlying future events, and other objective and subjective factors were taken into account. Among the significant items subject to estimates are: the determination of useful lives of fixed and intangible assets; the allowance for doubtful accounts; the provision for losses on inventories; an analysis of fixed and intangible assets recovery amounts; deferred income tax and social contribution; rates and deadlines considered for adjusting certain assets and liabilities to present value; the provision for actuarial contingencies and liabilities; quantification of the fair value of financial instruments; considerations concerning recognition and measurement of development costs capitalized as intangible assets; estimates for disclosure of a sensitivity analysis of derivative instruments according to CVM Instruction 475/08. Due to the inaccuracies inherent in their determination, when settled, the transactions involving estimates may result in rather different amounts from those reflected in the financial statements.

s. Adjustment to present value

In compliance with Law 11.638/07, the subsidiaries recognize as adjusted to present value the assets and liabilities arising from long-term operations and those of short-term, which are relevant. The discount to present value is based on the basic interest rate prevailing in the Brazilian market.

t. Statements of cash flows and value-added statements

The statements of cash flows were prepared and presented in accordance with CVM Deliberation 547 of August 13, 2008, which approved the accounting pronouncement CPC 03 – Statement of Cash Flows, issued by the Accounting Pronouncements Committee (CPC). The value-added statements were prepared and presented in accordance with CVM Deliberation 557 of November 12, 2008, which approved the accounting pronouncement CPC 09 – Value-Added Statement, issued by the CPC.

4 Short-term investments in the money market

	Parent Company		Consolidated

	2008	2007	2008	2007

CDB	4,019	38,317	32,650	58,957
Federal public securities	308	275	309	275
Other	-	-	-	12

	4,327	38,592	32,959	59,244

Current portion	(4,016)	(38,317)	(23,048)	(55,255)

Long-term portion	311	275	9,911	3,989

The company’s average yield on TIM Participações´ consolidated investments is 103.66 % of the CDI – Interbank Deposit Certificate variation.

These investments are redeemable at any time, with no significant loss on recorded yield, except in the case of long-term investments earmarked for use in connection with legal suits.

5 Accounts receivable

	Consolidated

	2008	2007

Billed services	831,762	1,189,378
Unbilled services	560,513	547,911
Network use	867,426	872,195
Goods sold	708,176	859,364
Other receivables	29,581	17,021

	2,997,458	3,485,869

Allowance for doubtful accounts	(362,103)	(455,939)

	2,635,355	3,029,930

The changes in the allowance for doubtful accounts can be summarized as follows:

	Consolidated

	2008	2007

Opening balance	455,939	309,431
Provision set up	748,833	595,931
Provision written off	(842,669)	(449,423)

Closing balance	362,103	455,939

The Resolution 438 of July 10, 2006 introduced new regulations on SMP network remuneration, by providing for implementation of discounts for hourly modulation connected with the VU-M agreement. As there has been no agreement with Embratel for correction of VU-M, the Company does not apply the respective discount for hourly modulation to operations with that company and awaits the decision on the arbitration process conducted by ANATEL.

In 2007, R$173,310 of accounts receivable from credit sales of cell phones made that year and in previous years failed to be invoiced on a monthly bass. Although the necessary corrective measures have already been taken, in September 2007, the Company wrote off receivables from sales of goods in the amount of R$173,310, of which R$118,640 was recorded against “losses and allowance for doubtful accounts”, and R$54,670 as deduction from revenue, both under “Income for the Year. The Company resumed collecting receivables from these cell phone credit sales in December 2007.

6 Inventories

	Consolidated

	2008	2007

Cell phone sets	517,436	236,658
Accessories and prepaid cards	24,393	21,106
TIM chips	27,859	40,231

	569,688	297,995

Provision for adjustment to realizable value	(21,174)	(19,869)

	548,514	278,126

7 Taxes and contributions recoverable

	Parent Company		Consolidated

	2008	2007	2008	2007

Income tax	6,257	6,009	70,746	85,487
Social contribution	-	-	29,845	25,005
ICMS	-	-	470,766	462,722
PIS / COFINS	-	-	223,886	143,697
IRRF recoverable	1,065	176	27,810	9,755
Other	2	1	7,275	2,748

	7,324	6,186	830,328	729,414

Current portion	(1,067)	(299)	(603,353)	(495,932)

Long-term portion	6,257	5,887	226,975	233,482

The parent company’s long-term portion basically refers to income tax and social contribution recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ acquisition of property, plant and equipment items.

On March 13, 2006 and October 22, 2007, the actions filed by TIM Nordeste against the alleged unconstitutionality of Law 9.718/97 had a final judgment not subject to further appeal. The Company claimed that the law was unconstitutional concerning the expansion of tax basis of calculation dealt with thereby, thus preventing the collection of PIS and COFINS on revenues not arising from a company´s sales. In view of the final sentences issued, in November 2007 the subsidiary recorded R$23,424 referring to PIS and COFINS credits, duly restated, as a counterentry to financial revenues.

The Company and TIM Celular have filed suits against the alleged unconstitutionality, of Law 9.718 for expanding the basis of calculation of taxes dealt with therein, and preventing collection of PIS and COFINS on other revenues than those arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to the Management, there is the probability of a favorable outcome to these companies. The amounts involved are respectively R$17,406 and R$40,512, monetarily adjusted.

8 Deferred income tax and social contribution

Below, the composition of deferred income tax and social contribution:

	Parent Company		Consolidated

	2008	2007	2008	2007

Goodwill paid upon privatization	-	-	-	86,556
Provision for maintenance of shareholders´
equity integrity	-	-	-	(57,127)

Merger-generated tax credit	-	-	-	29,429
Tax loss	4,843	4,837	1,649,882	1,491,837
Negative social contribution basis	1,744	1,741	593,924	537,037
Allowance for doubtful accounts	-	-	123,115	155,019
Derivative operations	-	-	(110,266)	(705)
Provision for contingencies	2,217	1,322	86,146	73,352
Accelerated depreciation of TDMA equipment	-	-	30,921	54,783
Adjustment to present value – 3G licensing	-	-	29,130	-
Goodwill	4,546	4,009	4,546	4,009
Other	1,604	1,766	33,840	33,674

	14,954	13,675	2,441,238	2,378,435

Provision for devaluation of tax credits	(14,954)	(13,675)	(2,281,024)	(2,349,006)

	-	-	160,214	29,429

Current portion	-	-	(49,451)	(29,429)

Long-term portion	-	-	110,763	-

According to CVM Instruction 371/02, relying on the expectation of future taxable income generation, as foreseen by a technical study approved by the Management and review by fiscal council, TIM Nordeste recognized tax credits on tax losses, negative social contribution basis and temporary differences to which no statutes of limitation apply.

Based on this technical study of future taxable income generation, TIM Nordeste expects to recover these credits as follows:

2009	49,451
2010	51,806
2011	58,957

160,214

The estimates of tax credit recoveries were based on projections of taxable income, which in turn relied on financial and business forecasts made at the end of years 2008 and 2007. Given the uncertainties usually surrounding forecasts, these estimates may not be realized in the future.

Accumulated tax losses and negative bases

The consolidated tax losses and negative social contribution bases give rise to tax credits which are recognized only if their prospects of realization are consistent and they are not barred by statutes of limitation. These tax credits can be summarized as follows:

	2008		2007

	Basis	Tax Credit	Basis	Tax Credit

Tax loss	6,599,526	1,649,882	5,967,348	1,491,837
Negative basis	6,599,155	593,924	5,967,081	537,037
Temporary differences	580,683	197,432	941,565	320,132

	13,779,364	2,441,238	12,875,994	2,349,006

Merger-generated tax credit

The deferred tax asset relating to the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counter entry to said tax is a special reserve composed of goodwill on shareholders´ equity. The tax is realized ratably to estimated future income and the duration of the authorization granted. The amortization of goodwill which reflects the tax benefit is recorded as “Provision for income tax and social contribution”.

In fiscal 2008, the remaining balance of R$29,429 (R$ 50,450 in 2007) was amortized in connection with the above mentioned goodwill. Also, under the terms of the restructuring plan, the actual tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder (Note 20-b).

9 Prepaid expenses

	Consolidated

	2008	2007

Subsidized sale of phone sets and mini-modems	134,865	176,060
Rentals	14,069	8,443
Unpublicized advertising	1,907	53,516
Financial charges on loans	4,461	5,192
Other	14,216	4,682

	169,518	247,893

Current portion	(155,825)	(240,087)

Long-term portion	13,693	7,806

10 Investments

	Parent Company		Consolidated

		2007	2007
	2008	Adjusted	Adjusted

Investments
Subsidiaries	7,788,868	7,905,807	-
Other	-	-	20

	7,788,868	7,905,807	20

(a) Shareholding in subsidiaries:

	TIM Celular

		2007
	2008	Adjusted

- Subsidiary
Number of shares held	31,506,833,561	31,506,833,561
Participation in total capital	100%	100%
Shareholders´ equity	7,788,868	7,905,807

Income for the year	183,918	79,125

Equity pickup	183,918	79,125

Investment amount	7,772,987	7,852,022
Special goodwill reserve (*)	15,881	53,785

Investment amount	7,788,868	7,905,807

(*) The special goodwill reserve recorded by TIM Nordeste and TIM Celular represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A (merged into TIM Participações in August 2004) and Tele Celular Sul Participações S.A. (formerly TIM Participações). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”. Based on the projected income and the concession duration, in the first two years amortization was at 4% p.a., and the remainder being fully amortized.

(b) Changes in investments in subsidiaries:

TIM Celular

Investment as of December 31, 2006	8,331,082

Prior years´ adjustment	25,558
Capital reduction (i)	(450,762)
Appropriation of dividends	(79,196)
Equity pickup	79,125

Investment as of December 31, 2007	7,905,807

Dividends and interest on own capital barred by statutes of limitation	6,657
Capital reduction (i)	(132,792)
Appropriation of dividends	(174,722)
Equity pickup	183,918

Investment as of December 31, 2008	7,788,868

(i) Capital reduction to stimulate the flow of resources to the parent company without changed the number of stock.

11 Property, plant and equipment

		Consolidated

					2007
		2008			Adjusted

	Annual
	depreciation
	rate		Accumulated
	%	Cost	depreciation	Net	Net

Switching / transmission equipment	14.29	7,814,298	(5,037,152)	2,777,146	2,846,263
Loan-for-use handsets	50	954,543	(637,697)	316,846	255,369
Infrastructure	33.33	1,812,391	(899,668)	912,723	887,453
Leasehold improvements	33.33	118,600	(84,654)	33,946	38,928
Computer assets	20	1,066,639	(822,232)	244,407	367,557
General use assets	10	351,546	(142,360)	209,186	209,666

Assets and facilities in use		12,118,017	(7,623,763)	4,494,254	4,605,236

Plots of land		27,790	-	27,790	25,472

Construction work in
progress		277,048	-	277,048	208,329

		12,422,855	(7,623,763)	4,799,092	4,839,037

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In fiscal 2008, R$2,647 of property, plant and equipment was capitalized by the subsidiaries, (2007 – R$11,347) relating to financial charges on loans taken to finance the construction.

GSM technology implementation

The subsidiaries´ operate their service network using TDMA, GSM and 3G technologies. At December 31, 2008, no provision for loss on recovery of property, plant and equipment was deemed necessary. The assets related to TDMA technology are fully depreciated as of December 31, 2008.

12 Intangibles

The authorizations for SMP exploitation rights and radio-frequency licensing, software pieces and other items, can be thus shown:

	Parent Company

					2007
	2008				Adjusted

	Annual average
	depreciation rate		Accumulated
	%	Cost	Amortization	Net	Net

Goodwill	10	16,918	(13,371)	3,547	5,128

		Consolidated

					2007
		2008			Adjusted

	Annual average
	depreciation		Accumulated
	rate %	Cost	Amortization	Net	Net

Software licensing	20	4,831,979	(2,744,240)	2,087,739	2,064,629
Concession licenses	7 to 20	4,491,097	(1,849,921)	2,641,176	1,704,000
Assets and facilities
under construction	-	84,554	-	84,554	117,736
Goodwill	-	16,918	(13,371)	3,547	5,128
Other assets	20	3,040	(2,744)	296	417

		9,427,588	(4,610,276)	4,817,312	3,891,910

In September 2007 TIM Celular acquired at an auction under ANATEL Licitation 001/2007-SPV- ANATEL radio frequency authorizations for the 900 MHz sub-bands in lots referring to the North and Center-West regions, states of Rio de Janeiro, Espírito Santo, Rio Grande do Sul and interior of the state of São Paulo, and for 1800MHz radiofrequency bands in the states of São Paulo and Rio de Janeiro. This investment totals R$50,000, taking into consideration the remaining period of original licenses granted for the respective regions. Until December 31, 2008 R$29,000 of the R$50,000 acquired had been recorded by the Company, as it still awaits the Steering Council´s decision on all 900 MHz lots auctioned in connection with na appeal filed by the other bidder.

Acquisition of authorizations – 3G technology

In December 2007, under the ANATEL Invitation to Bid no. 002/2007/SPV, TIM Celular and TIM Nordeste jointly purchased authorizations to use Radio-frequencies at the F, G, and I (1.9GHz/2.1GHz) radio-frequency sub-bands referring to the 3G (UMTS) pattern and corresponding to all the Brazilian states, except the “Triângulo Mineiro” municipalities in the state of Minas Gerais. In April 2008, the terms of authorization to use the 3G Radio-frequencies in the amount of R$1,324,672 were signed, of which 10% was paid at that time, the remainder – R$1,192,204 - being payable in a lump sum by December 9, 2008. The balance payable and the corresponding intangibles were recognized at their present value: R$1,106,527. The discount to present value was based on basic interest rates prevailing in the Brazilian market, taking into consideration the time period of each operation. These authorizations are valid for 15 years, and renewable for a further equal period.

As a consequence of this purchase, the subsidiaries assumed coverage commitments to be met using the acquired frequencies (1.9GHz/2.1GHz) in several municipalities, including those with less than 30,000 inhabitants.

13 Deferred charges

	Consolidated

	2008	2007

Pre-operating expenses:
Third parties´ services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351

Accumulated amortization	(274,322)	(233,096)

	149,029	190,255

14 Suppliers – Trade payables

	Parent Company		Consolidated

	2008	2007	2008	2007

Local currency
Suppliers of materials e services	759	1,847	2,654,599	2,464,225
Interconnection (a)	-	-	306,225	310,977
Roaming (b)	-	-	846	981
Co-billing (c)	-	-	177,008	213,281

	759	1,847	3,138,678	2,989,464

Foreign currency
Suppliers of materials e services	9	-	131,610	93,165
Roaming (b)	-	-	58,426	60,702

	9	-	190,036	153,867

	768	1,847	3,328,714	3,143,331

(a) This refers to the use of network of other fixed and mobile cell telephone operators, with calls being initiated at TIM network and ended in the network of other operators.
(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.
(c) This refers to calls made by customers when they choose another long-distance call operator.

15 Loans and Financing

	Consolidated

			2007
	Guarantees	2008	Adjusted

Local currency
Banco do Nordeste: financing subject to pre-fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. This financing is the subject matter of a swap operation intended as a safeguard, which changes its cost into % of the CDI daily rate beginning with 76.90%.	Bank surety	56,830	73,648

Banco do Nordeste: financing subject to pre-fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. This financing is the subject matter of a swap operation intended as a safeguard, which changes the cost into % of the CDI daily rate varying between 75.75% and 69.80%.	Bank surety and TIM Participações´surety	71,603	89,565
Banco do Nordeste: financing subject to pre-fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity	Bank surety and TIM Participações´s surety	45,287	-
BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 4.20% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this TJLP- based financing was the object of a swap for 91.43% of the Bank Deposit Certificate (CDI) daily rate.	TIM Brasil Serviços e Participações´s surety, with part of the service collection blocked up to the amount of the loan debit balance	1,019,898	1,068,937
BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 2.20% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.	TIM Brasil Serviços e Participações´s surety, with part of the service collection blocked up to the amount of the loan debit balance	270,496	-

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 3.0% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank 44,0%. The financing at the Part of this TJLP-based, was the object of a swap to 81.80% of the daily CDI rate.	Bank surety	35,892	48,420
Syndicated Loan: the debit balance is restated based on the CDI rate variation plus a 0.90% and 1.80% p.a. In the case of an applicable rate of 0.90% of the CDI, it is established in accordance with the Consolidated Net Debt/ Consolidated EBITDA ratio, calculated based on quarterly information on the Company.	TIM Participações´surety	628,747	610,158
Resolution 2770 (Compror): Bank financing for payment of suppliers of goods and services, linked to foreign currency variations: 33% of the agreements denominated in US dollars and 67% of the agreements denominated in Yen. These agreements are the object of swap operations which result in cost of some 115.98% of the CDI daily rate.	N.A	1,214,832	235,894
CCB – Working Capital: Bank financing in local currency for meeting working capital requirements. At the restated cost at 110% of the CDI daily rate	N.A.	205,634	-

		3,549,219	2,126,622

Current portion		(1,482,705)	(798,625)
Long-term portion		2,066,514	1,327,997

The syndicated loan taken by the subsidiary TIM Celular has restrictive clauses concerning certain financial indices calculated on a half-yearly basis and fully complied with by the borrower. The following Financial Institutions are party to this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A. and Unibanco – União de Bancos Brasileiros S.A. In August 2008, TIM Celular negotiated the replacement of TIM Brasil Serviços e Participações S.A.’s guarantee by that of TIM Participações S.A., and the extension of Tranche A in the amount of R$300,000 to August 2010. The Tranche B, in amount of R$300,000, which supplements the operation, matures in August 2009.

The CCB (Bank Credit Schedules) for Working Capital also have the same restrictive clauses as the syndicated loan, all of which have been complied with by the subsidiary. These loans have been taken from ABN AMRO Real S.A.

The BNDES loan to TIM Celular S.A. for financing the mobile telephone network has restrictive clauses concerning certain financial indices, calculated on a half-yearly basis. The subsidiary is in compliance with the contractual provisions.

The subsidiaries entered into swap operations as a safeguard against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing bearing prefixed interest rates and TJLP.

The long-term portions of loans and financing at December 31, 2008 mature as follows:

Consolidated

2010	904,765
2011	488,503
2012	294,250
2013	202,247
From 2014 on	176,749

2,066,514

16 Labor obligations

	Parent Company		Consolidated

	2008	2007	2008	2007

Payroll taxes	15	47	26,235	26,157
Vacation and bonuses payable	-	78	70,410	75,599
Employees´ withholding	12	39	10,346	8,797

	27	164	106,991	110,553

17 Taxes, rates and contributions

	Parent Company		Consolidated

	2008	2007	2008	2007

IRPJ and CSLL	6	-	67,263	104,848
ICMS	-	-	400,766	337,849
COFINS	-	-	46,043	42,804
PIS	-	-	9,976	9,274
ANATEL (FISTEL, FUST/FUNTTEL etc)	-	-	23,560	40,916
IRRF	2	1	3,753	2,079
ISS	5	4	28,615	20,282
Other	4	-	21,802	12,294

	17	5	601,778	570,346

18	Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies and the escrow deposits made are thus composed:

	Parent Company

	Contingencies		Escrow Deposits

	2008	2007	2008	2007

Civil	422	368	95	-
Labor	6,099	3,519	4,923	3,115
Tax	-	-	449	416

	6,520	3,887	5,467	3,531

	Consolidated

	Contingencies		Escrow deposits

	2008	2007	2008	2007

Civil	97,988	79,639	34,869	23,220
Labor	55,170	50,008	50,462	31,989
Tax	76,762	76,159	58,593	47,193
Regulatory	23,450	9,934	-	-

	253,370	215,740	143,924	102,402

The changes in the provision for contingencies can be summarized as follows:

		Additions,
		net of		Monetary
	2007	reversals	Payments	adjustment	2008

Civil	79,639	85,789	(67,584)	144	97,988
Labor	50,008	7,174	(2,669)	657	55,170
Tax	76,159	(498)	(2,836)	3,937	76,762
Regulatory	9,934	10,957	(410)	2,969	23,450

	215,740	103,422	(73,499)	7,707	253,370

Civil contingencies

Several legal and administrative processes have been filed against the Company by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. The Management analyzes each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 55,523 individual lawsuits (2007 – 34,400) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment, non-compliance with delivery deadlines and undue restriction credit stand out.

Collective actions

There are three collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste in the state of Bahia claiming for prohibition of collection of long-distance calls originated and received between Petrolina/PE and Juazeiro/BA, because of the existing state line areas; and (iii) a suit against TIM Celular in the state of Rio de Janeiro, involving the impossibility of collecting a fidelization fine in the event of phone set thefts. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying possible losses at the current stage of the processes. The Management has not set up provisions for the above described processes.

Labor contingencies

These refer to claims filed by both former employees, in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, claim for the Company’s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 2,950 labor suits filed against the Company and its subsidiaries (2007 – 2,350) over 65% involve claims against service providers, concentrated on certain companies from São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife.

Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2006, winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

The probability of winning these actions and the amount of contingencies are subject to periodical reviews, taking into account the legal decisions made thereon, some regulatory changes or amendments to Case Law and Abridgement of Law issued by Superior Courts.

Tax Contingencies

IR and CSSL

In 2005, TIM Nordeste S.A. was assessed by the Belo Horizonte’s Internal Revenue Secretariat for R$126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges.

The subsidiary is currently discussing these assessments with the taxing authorities. Based on its internal and external lawyers´ opinion, the Management estimates the probable losses on these processes at R$32,750, an amount duly provided for under “Provision for income tax and social contribution” in 2006.

In September 2003 TIM Nordeste S.A. was assessed by the State of Ceará’s Internal Revenue Secretariat for R$12,721 referring to: (i) disallowance of R$8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) differences of R$3,208 in CSLL payments for the years from 1998 through 2001; (iii) differences of R$334 and R$777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The subsidiary unsuccessfully filed an impugnation and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers´ opinion that there is the probability of losses thereon, in September 2007 the Management set up two provisions: one in the amount of R$11,610 for IRPJ and CSLL, under the heading “Provision for Income Tax and Social Contribution, and one in the amount of R$1,111, for PIS and COFINS, under the heading “Other Operating Expenses”.

ICMS

In April 2008 TIM Celular adhered to the “Programa Catarinense Revigorar” which provides for remission of 50% of pending tax debt with the State of Santa Catarina. This decision led to the voidance of two tax assessment notices issued for the following : (i) misappropriation of ICMS credit in connection with acquisition of unused third party services totaling R$1,802; and (ii): default on ICMS due on services rendered to users who had been blocked or disconnected from the network, totaling R$3,300. The total amount due – R$5,102 – was reduced by 50% under the “Programa Catarinense Revigorar”, with what only R$2,551 was paid. As a provision of R$4,284 had been recorded for these cases, the R$1,773 difference between the provision and the amount actually paid was reversed to the subsidiary.

Regulatory Contingencies

Due to an alleged default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some procedures for determining Obligation Non-Compliance Determination Procedures – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or definitively close the PADO, without sanctions. The related provision was set up based on the amount of fines charged, the risk of loss involved being classified as probable (Note 35).

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving a risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies, which can be thus shown:

		Consolidated

	2008	2007

Civil	125,774	85,622
Labor	110,483	72,671
Tax	1,183,514	935,699
Regulatory	23,699	28,014

	1,443,470	1,122,006

Below, the main actions involving possible risk of loss:

Civil

Collective Actions

Five collective actions have been brought to Court against subsidiaries, involving the risk of possible loss , which can be summarized as follows: (i) a suit against TIM Nordeste in the state of Pernambuco, questioning the Company’s policy of defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (ii) a suit against TIM Nordeste S.A. in the state of Ceará, claiming for the Company’s obligation to replace cell phone sets which have been the subject of fraud in that state; and (iii) a suit against TIM Celular in the State of Para, complaining about the quality of the network service in São Felix do Xingú; (iv) a suit against TIM Celular in the state of Maranhão, questioning the qualigy of network services rendered in Balsas; and (v) a suit filed agains TIM Celular, questioning the long distance charges levied on calls made in Bertioga – SP and the respective region.

Other Actions and Proceedings

TIM Nordeste is the defendant in an action filed by the legal services providers, the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro’s 29th Civil Court. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of the subsidiary’s “Band B”. The action was closed, with suspension of pledges and deposits made to the claimant in the amount of R$8,033 being authorized.

TIM Celular, together with other telecommunications companies, has also been sued by GVT at the 4th Federal Audit Court. The plaintiff claims for declaration of nullity of a contractual clause dealing the VU-M amount used by the defendants by way of interconnection, which is deemed illegal and abusive and as such requiring refunding of all amounts allegedly charged in excess since July 2004. A preliminary order was granted determining the payment of VU-M on the basis of R$0,2899 per minute, and escrow deposits to be made by GVT in the amount of the difference between this and the value claimed by the defendants. Besides the suits, GVT has also made a Representation to the same effect before the Economic Right Secretariat, which found it right to file an Administrative Process against the Company and other mobile telephony operators, on the grounds of an alleged infraction of economic principles. This administrative process is at the initial stage of defense.

Labor

Labor claims

A substantial portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

The process 01102-2006.024.03.00.0 refers to a civil public action filed by the State of Minas Gerais´s Public Labor Ministry 3rd Region, on the charge of irregular outsourcing practices and collective damages. In the respective sentence published on April 16, 2008, the first degree substitute judge found the Public Prosecution Service´s request partly founded, having judged the outsourcing irregular and the damages collective and determined. An ordinary appeal filed against this decision is now awaiting judgment. Prior to this appeal, TIM filed a writ of mandamus requesting a preliminary order to stop the coercive acts imposed by the sentence. In view of the ordinary appeal filed, the writ of mandamus lost its objective. To be granted a suspensive effect of its appeal, TIM Nordeste proposed an innominate writ of prevention, which was judged extinguished without the respective judgment on merits. In order to reverse the Regional Labor Court – 3rd Region, TIM Nordeste filed a correctional claim with the Superior Labor Court, with a favorable decision which reversed the Court decision at the second level. Currently, the decision on the ordinary appeal is still pending.

Also worth noting are the processes filed in the state of Paraná, involving claims for indemnity in connection with social cards. According to an internal rule, TELEPAR undertook to supplement retirement benefits of employees hired until 1982, having proposed to comply with this obligation through payment of a certain amount in cash, before the privatization process. Some of its former employees, however, have questioned this transaction, and were granted their claims, in certain cases.

Social Security

TIM Celular received in São Paulo a Debit Assessment Notice referring to an alleged irregularity in the payment of contributions to social security levied on Employees´ Profit-Sharing plan in the amount of R$2,131. After filing its administrative defense, the subsidiary awaits the outcome of the process.

In May 2006, TIM Nordeste was assessed under the tax assessment notice no. 35611926-2 for social security contributions allegedly due on: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payment for self-employed people´s activities; and (iv) sales incentives. TIM Nordeste´s administrative defense did not result in reversal of the entry (decision – assessment). In an attempt to change this decision, TIM Nordeste filed an appeal with the Ministry of Finance´s Taxpayers´ Council, which is now pending judgment.

Taxes

IR and CSLL

On October 30, 2006, TIM Nordeste was assessed under a single administrative process referring to IRPJ, CSL totaling R$331,171, subsequently reduced to R$258,144, and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a company resulting from merger or split, whereby one company holds investment in the other, and pays for it using the goodwill determined based on the investee´s expected profitability. Also, this is a usual operation performed in accordance with CVM Instruction 319/99.

After challenging the assessment notices at administrative level, TIM Nordeste now awaits the taxing authorities´ decision on the matter. In March 2007, by means of a Fiscal Information Report, the Recife/PE´s Internal Revenue Secretariat informed TIM that the amounts of IRPJ, CSL and a separate fine totaling R$73,027 (principal and separate fine) had been excluded from the assessment notice. So, part of the infractions contained in the assessment notice were transferred to 160 specific compensation processes totaling R$85,771, all of which are deemed capable of resulting in possible loss for the subsidiary.

From May to July 2008, TIM Nordeste received 49 communications of assessment issued by the “Secretaria da Receita Federal do Brasil” in connection with Income Tax and Social Contribution offset by the subsidiary in the years 2002, 2003 and 2004, totaling R$11,088. After it timely impugned all these assessments, the subsidiary now awaits a decision at administrative level.

IRRF

In October 2005, TIM Nordeste received a Fiscal Execution notification in the amount of R$5,624, for defaulting on payment of IRRF on rentals, royalties and work done without employment bonds. This subsidiary has already stayed this execution and intends to defend itself against it at higher court jurisdictions.

PIS and COFINS

In 2004, TIM Nordeste was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006, a decision not subject to further appeal was issued on the action filed by the company against Law 9.718 of November 27, 1998. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue.

In view of the legal decision recognizing the unconstitutionality of PIS and COFINS levying on exchange variation, which was the reason for the above mentioned assessments, the Management of TIM Nordeste requested the extinction thereof and reversed the provision set up in 2004.

In April 2007, the amount of PIS on exchange variation claimed was reduced by R$5,293, after the declaration of unconstitutionality obtained with the sentence was recognized administratively. The remainder – R$25,620 – which refers to COFINS, is now under discussion. The subsidiary awaits the recognition, at administrative level, of the impossibility of collecting the remaining of COFINS infraction, after the sentence was issued.

ICMS

In 2006, TIM Nordeste was assessed by the State of Piauí’s taxing authorities for R$7,308, in connection with the payment of a difference between intrastate and interstate ICMS rate on property, plant and equipment items for use and consumption and the determination of ICMS basis of calculation for acquisition of goods intended for sale. The subsidiary is impugning these assessments at administrative level.

In October 2006, TIM Nordeste was assessed by the State of Paraíba’s taxing authorities for R$5,511 referring to failure to ratably reverse ICMS credits on shipment of exempt and non-taxed goods. This assessment is being impugned at administrative level.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro´s taxing authorities for R$38,274, for allegedly having taken undue ICMS credit from acquisition of property, plant and equipment without application to monthly installments of a coefficient calculated ratably to the goods dispatched subjected to tax and the total goods dispatched. This assessment is being impugned by the Company at administrative level.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$14,367 for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on international roaming services. This assessment is being impugned by the subsidiary at administrative level.

In November 2007, TIM Celular was assessed by the State of São Paulo taxing authorities for R$ 151,017, for allegedly having failed to include conditional discounts granted to clients in the ICMS basis of calculation. Also, this subsidiary was fined for delivery of digital files allegedly containing incomplete information on operations and services rendered in the January-December 2003 period. This assessment is being impugned by the subsidiary at administrative level.

In 2003 and 2004 TIM Celular was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$39,183 (current value), mainly relating to dispute on the levying of ICMS on certain services provided. This amount is the result of several favorable sentences in administrative processes initially involving assessments of R$95,449. The subsidiary is currently discussing these assessments with the taxing authorities. Based on the internal and external lawyers, the Management concluded that there is still the possibility of loss on the processes under discussion.

In June 2008, TIM Nordeste was assessed by the State of Bahia taxing authorities for R$16,444, for allegedly defaulting on payment of an additional 2% ICMS rate referring to the Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) due on prepaid reloading revenues. The amounts in question are being discussed after a writ of mandamus obtained by the subsidiary with the respective escrow deposits being duly made. Anyhow, the assessment is being impugned at administrative level.

In August 2008, TIM Nordeste was assessed by the State of Ceará’s taxing authorities for R$24,886 for a debit arising from unduly taking ICMS credit on electric power acquisition and on property, plant and equipment received, without taking into account the proportion of total shipments to tax exempt and non-taxed shipments. The defense against this assessment is under way at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$17,167 for underpayment of ICMS due to an undue reduction of the basis of calculation of telecommunications services and discount on sales of cell phone sets. The defense against this assessment is under way at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$24,930, representing a separate fine for failure to record telecommunications service invoices in the ICMS determination book. This assessment is being contested by the subsidiary at administrative level.

In October 2008 TIM Nordeste was assessed by the state of Sergipe´s taxing authorities for R$16,668, referring to a fine for an alleged late-filing of electronic files containing fiscal documentation supporting telecommunication services rendered. This assessment is being contested by the subsidiary at administrative level.

In December 2008, TIM Nordeste was assessed by the state of Rio Grande do Norte´s taxing authorities for R$13,145, for the following reasons: (i) default on payment of ICMS due on communication services rendered in the period from January through December 2003; (ii) default on payment of ICMS due on sales operations performed in the period from January through December 2003; (iii) underpayment of ICMS due to use of a lower tax rate than legally stipulated; (iv) underpayment of additional ICMS due on the “Fundo de Combate a Pobreza e as Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) in the period from January 2004 through December 2005; and (v) unduly taking tax credit on acquisitions of property, plant and equipment. This assessment is being contested by the subsidiary at administrative level.

ISS

On December 20, 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$94,359 for allegedly failing to pay ISS on the following services: technical programming; administrative plan cancellation services; telephone directory aid service and provision of data and information; and network infrastructure sharing. This assessment is being impugned by the Company at administrative level.

FUST – Telecommunications Service Universalization Fund

On December 15, 2005, ANATEL issued its Summary no.07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9.998. The subsidiaries still believe that based on applicable legislation (including the sole paragraph of article 6 of Law 9.998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company’s subsidiaries for R$31,338 referring to FUST on interconnection revenues arrears fine allegedly due (in 2001), all because of “Súmula” 07/05.

From September to December 2007, ANATEL issued several assessment notices against the Company’s subsidiaries totaling R$18,654, in connection with FUST allegedly due on interconnection revenues for the year 2002. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

In June and July 2008, new assessment notices amounting to R$32,360 were issued by ANATEL in connection with FUST levied on interconnection revenues allegedly due for the years 2003 and 2004. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications assessed TIM Celular and TIM Nordeste for R$13,265 claiming for FUNTTEL amounts allegedly due on interconnection revenues for the years 2001 and 2002. At the same time an arrears fine was imposed on these subsidiaries. In these companies´ opinions, the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company’s interests in this case of default on FUNTTEL fees allegedly due on interconnection revenues, based on the same arguments used for the FUST process. The claims for FUNTTEL collection on interconnection revenues are currently suspended, due to a writ of mandamus favorable to the subsidiaries.

In November 2008, further assessment notices for R$17,017 were issued by ANATEL in connection with FUNTTEL due on interconnection revenues allegedly due in 2003. ANATEL claims for FUNTTEL collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

Regulatory Proceedings

Because the Company has allegedly failed to comply with some provisions of both the Personal Mobile Service – SMP and the Commuted Fixed Telephone Service – STFC, ANATEL initiated some Obligation Non-Compliance Determination Procedures - PADO, against the subsidiaries.

TIM Celular is authorized to provide SMP in the state of Paraná (except in Londrina and Tamarana) for an indefinite period, and for using the related SMP radio frequencies. In 2006, under the Term of Authorization 002/2006/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through September 3, 2022. In view of this extension, the object of the above mentioned Term of Authorization issued in accordance with Act 57.551 of April 13, 2006, the Company was, in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$80,066.

TIM Celular is authorized to provide SMP in the state of Santa Catarina (plus Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul) for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization 074/2008/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through September 30, 2023. In view of this extension, the object of the above mentioned Term of Authorization issued under Act 5.520 of September 18, 2008, the Company was, in its opinion, unduly required by ANATEL, on October 17, 2008, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$54,026.

TIM Nordeste is authorized to provide SMP in the state of Ceará for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization 084/2008/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through November 28, 2023. In view of this extension, the object of the above mentioned Term of Authorization issued in accordance with Act 7.385 of November 27, 2008, the Company was in its opinion, unduly required by ANATEL, on January 6, 2009, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$41,728.

This requirement, according to ANATEL, would be justified by application of art.9, III of Resolution 255, which provides for issuance of new licenses if the validity period is renewed. However, as the Company does not find that this legal provision is correctly applied, the collection in question was timely impugned at administrative level, so that simultaneously the collection can be questioned and the collection suspended until a final decision is reached by ANATEL.

19 Assets retirement obligation

The changes in the asset retirement obligation can be thus shown:

	Consolidated
	2008	2007

Opening balance	192,137	158,168

Additions recorded throughout the period, net of write	3,465	15,190
offs
Monetary adjustment in the period	16,200	18,779

Closing balance	211,802	192,137

20 Shareholders´ equity

a. Capital

As deliberated upon by the Administrative Council, regardless of the statutory reform, the Company is authorized to increase its capital by up to 2,500,000,000 (two billion and five hundred million) common or preferred shares.

On May 30, 2007 at its General Extraordinary Shareholders´ Meeting TIM Participações S.A. approved the reverse split of all shares issued by the Company at the ratio of 1,000(thousand) : 1(one) of each class. The shareholders are authorized to adjust their stakes in lots of multiples of 1,000-share lots, by class, through private trading over the counter or at BOVESPA - São Paulo Stock Exchange, at their free and exclusive discretion, in the period from June 1, 2007 through July 2, 2007.

At the auction held at the São Paulo Stock Exchange – BOVESPA on September 18, 2007, 2,285,736 shares corresponding to the fractions resulting from the reverse split (1,185,651 common shares under code TCSL3, and 1,100,085 preferred shares under code TCSL4) were sold. The proceeds of the sale – R$20,689 – are available to the shareholders owners of these fractions at any branch of Banco ABN AMRO Real S.A.

At the General Shareholders´ Meeting held on April 11, 2008, the shareholders approved a R$63,085 capital increase through issuance of 3,359,308 common shares and 6,503,066 preferred shares without nominal value, in the name of TIM Brasil. This capital increase was made possible by a tax benefit arising from goodwill amortization and the Company´s split off. The minority shareholders are entitled to capitalization, under the same conditions prevailing for controlling shareholders, so they can maintain their minority interests. The share subscription price per share was R$7,59 for common shares and R$5,78 for preferred shares.

On December 31, the Capital subscribed and paid-in comprises shares without par value, thus distributed:

	2008	2007

Number of common shares	798,350,977	794,991,669
Number of preferred shares	1,545,475,560	1,538,972,494

	2,343,826,537	2,333,964,163

b. Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class upon the new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c. Revenue Reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for Expansion

This reserve, which is set up based on paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

The Company´s management proposed to realize the balance of the Reserve for Expansion – R$139,697 – as of December 31, 2007 by way of dividend distribution (Note 20-d).

d. Dividends

Dividends are calculated in accordance with the Company’s by-laws and the Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting but take priority on: (i) the payment of capital at no premium, and (ii) payment of a minimum non cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with Law 10.303/01, the Company’s by-laws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

The dividends were calculated as follows:

2008

Capital – common shares	2,593,.337
Capital – preferred shares	5,020,273
Capital	7,613,610

Dividends: 6% for preferred shares, as statutorily stipulated	301,216

Net income for the year	180,152
(-) Legal reserve set up	(9,008)

Net income – adjusted	171,144

Minimum dividends to preferred shareholders
Minimum dividends calculated at 25% of adjusted income	42,786
(+) Supplementary dividends to income distributed	128,358

(=) Dividends referring to income distribution (fully to preferred shareholders)	171,144

Dividends per share (expressed in Reais)
Preferred shares	0.1107

The dividends proposed at December 31, 2007 are calculated based on distribution of 100% of the adjusted income for 2007 , in the case of preferred shareholders, and the distribution of the balance of the reserve for expansion to these shareholders, as follows:

2007

Capital – common shares	2,571,849
Capital – preferred shares	4,978,676
Capital	7,550,525

Dividends: 6% for preferred shares, as statutorily stipulated	298,720

Net income for the year	76,095
(-) Legal reserve set up	(3,805)

Net income – Adjusted	72,290

Minimum dividends to preferred shareholders
Minimum dividends calculated at 25% of adjusted income	18,073
(+) Supplementary dividends to income distribution	54,217

(=) Dividends referring to income distribution	72,290
(+) Distribution of 100% of the reserve for expansion	139,697

Total dividends proposed (fully to preferred shareholders and the total revenue reserve available
for distribution)	211,987

Dividends per share (expressed in Reais)
Preferred shares	0.1377

Under the Company´s by-laws, the minimum, statutory, non cumulative dividends calculated at 6% of Capital Social would amount to R$301,216. However, the Management proposes distribution the income available that’s refers to the end of the year at December 31, 2008 as dividends to preferred shareholders.

The balance of dividends and interest on own capital payable as of December 31, 2008 includes prior years´ portions in the amount of R$22,221 (2007 - R$20,835) - the parent company - and R$22,221 (2007 - R$27,521) - consolidated.

21 Net operating revenue

	Consolidated

	2008	2007

Telecommunications service revenue – Mobile
Subscription	378,876	444,156
Utilization	7,954,683	7,267,947
Network use	4,458,169	4,466,525
Long distance	1,986,704	1,889,708
VAS – Additional services	1,598,303	1,217,111
Other	101,138	91,062

	16,477,873	15,376,509

Telecommunications service revenue – Fixed	7,940	41

Telecommunications service revenue – Mobile and Fixed	16,485,813	15,376,550

Goods sold	1,766,400	1,838,102

Gross operating revenue	18,252,213	17,214,652

Deductions from gross revenue
Taxes	(3,991,301)	(3,580,412)
Discounts given	(1,074,638)	(1,018,993)
Returns and other	(105,309)	(173,605)

	(5,171,248)	(4,773,010)

	13,080,965	12,441,642

22 Cost of services rendered and goods sold

	Consolidated

	2008	2007

Personnel	(91,051)	(99,484)
Third parties´ services	(263,674)	(224,362)
Interconnection	(3,793,518)	(3,491,292)
Depreciation and amortization	(1,324,429)	(1,332,855)
Telecommunications surveillance fund (FISTEL)	(8,731)	(6,775)
Rentals	(143,046)	(131,626)
Other	(33,560)	(11,034)

Cost of services rendered	(5,658,009)	(5,297,428)

Cost of goods sold	(1,405,788)	(1,434,430)

Total cost of services rendered and goods sold	(7,063,797)	(6,731,858)

23 Selling expenses

	Consolidated

	2008	2007

Personnel	(366,560)	(337,053)
Third parties´ services	(1,741,347)	(1,622,047)
Advertising and publicity expenses	(293,097)	(308,790)
Loss and allowance for doubtful accounts	(748,833)	(714,571)
Telecommunications surveillance fund (FISTEL)	(563,421)	(502,794)
Depreciation and amortization	(295,868)	(327,222)
Other	(89,263)	(78,448)

	(4,098,389)	(3,890,925)

24 General and administrative expenses

	Parent Company		Consolidated

	2008	2007	2008	2007

Personnel	(1,141)	(2,351)	(190,551)	(188,860)
Third parties´ services	(3,297)	(7,404)	(392,161)	(365,272)
Depreciation and amortization	-	-	(484,733)	(414,234)
Other	(504)	(769)	(59,981)	(64,427)

	(4,942)	(10,524)	(1,127,426)	(1,032,793)

25 Other operating revenues (expenses) – net

	Parent Company		Consolidated

		2007		2007
	2008	Adjusted	2008	Adjusted

Revenues
Fines – Telecommunications services	-	-	117,867	66,567
Reversal of the provision for contingencies	201	903	12,475	2,210
Disposal of property, plant and equipment	-	-	5,538	11,093
Other operating revenues	407	7	17,096	7,156

	608	910	152,976	87,026

Expenses
Amortization of deferred charges	-	-	(117)	(128)
Taxes, rates and contributions	(38)	(329)	(18,764)	(9,899)
Goodwill amortization	(1,580)	(1,580)	(1,580)	(1,580)
Provision for contingencies	(3,124)	(1,336)	(115,897)	(59,512)
Cost of property, plant and equipment
disposed of	-	-	(8,584)	(35,798)
Other operating expenses	(16)	(11)	(6,696)	(1,882)

	(4,758)	(3,256)	(151,638)	(108,799)

Other operating revenues (expenses), net	(4,150)	(2,346)	1,338	(21,773)

26 Financial revenues

	Parent Company		Consolidated

	2008	2007	2008	2007

Interest on short-term investments in the money market	4,733	2,419	96,341	24,516
Monetary adjustment	637	802	18,576	28,429
Interest received from clients	-	-	47,406	17,221
PIS/COFINS recovered (Note 7)	-	-	-	23,424
Other revenues	-	-	10,990	10,533

	5,370	3,221	173,313	104,123

27 Financial expenses

	Parent Company		Consolidated

	2008	2007	2008	2007

Interest on loans and financing	(2)	(2)	(244,470)	(207,071)
Interest paid to suppliers	-	-	(27,199)	(12,699)
Interest on taxes and rates	-	(4)	(3,790)	(6,849)
Interest on authorizations	-	-	(66,380)	(1,121)
Monetary adjustment	33	(477)	(11,078)	(73,267)
CPMF	-	(647)	(1,194)	(51,941)
Discounts given	-	-	(66,640)	(11,361)
Other expenses	(69)	(44)	(24,813)	(14,329)

	(38)	(1,174)	(445,564)	(378,638)

28 Net exchanges

	Consolidated

		2007
	2008	Adjusted

Revenues
Loans and financing	154,575	35,535
Suppliers – Trade payables	21,534	25,434
Swap	793,836	149,183
Other	21,404	7,322

	991,349	217,474

Expenses
Loans and financing	(588,544)	(28,531)
Suppliers – Trade payables	(38,948)	(15,068)
Swap	(453,552)	(166,287)
Other	(13,029)	(14,572)

	(1,094,073)	(224,458)

Exchange variations – Net	(102,724)	(6,984)

29 Income tax, social contribution expenses and tax losses

	Parent
	Company	Consolidated

	2008	2008	2007

Income tax for the year	(4)	(73,383)	(76,768)
Social contribution for the year	(2)	(26,438)	(27,977)
Fiscal incentive – ADENE	-	33,290	(32)

	(6)	(66,531)	(104,777)

Deferred income tax	-	117,804	-
Deferred social contribution	-	42,410	-

	-	160,214	-
Amortization of goodwill on
privatization	-	(29,429)	(50,450)

Provision for income tax and social
contribution contingencies	-	-	(11,610)

	(6)	64,254	(166,837)

Below, the reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income for the year:

	Consolidated

		2007
	2008	Adjusted

Pretax income	115,898	235,139

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	(39,405)	(79,947)
(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(92,232)	(48,977)
Recognized tax losses and temporary differences	160,214	-
Provision for income tax and social contribution contingencies	-	(11,610)
Permanent (Additions)/exclusions	(32,445)	(20,072)
Fiscal incentive- ADENE	33,290	(32)
Derivative operations	33,467	(492)
Other assets	1,365	(5.707)

	103,659	(86,890)

Income tax and social contribution charged to the income for the year	64,254	(166,837)

30 Transactions with Telecom Italy Group

The transactions with Telecom Italy Group, which are performed under regular conditions, similarly to those with third parties, are thus composed:

Consolidated

	Assets

	2008	2007

Entel Bolívia (1)	1,478	767
Telecom Personal Argentina (1)	721	1,020
Telecom Sparkle (1)	1,555	3,789
Telecom Italia S.p.A. (2)	4,913	2,780
Other	887	948

Total	9,554	9,304

	Liabilities

	2008	2007

Telecom Italia S.p.A. (2)	41,154	51,129
IT Telecom Italia (3)	-	263
Entel Bolívia (1)	27	255
Telecom Personal Argentina (1)	1,279	3,448
Telecom Sparkle (1)	6,315	4,826
Italtel (3)	27,876	42,518
Other	764	860

Total	77,415	103,299

	Revenue

	2008	2007

Telecom Italia S.p.A. (2)	11,244	12,221
Telecom Personal Argentina (1)	3,059	2,884
Telecom Sparkle (1)	6,567	7,816
Other	1,987	1,315

Total	22,857	24,236

	Cost/Expense

	2008	2007

Telecom Italia S.p.A. (2)	29,079	26,551
Italtel (3)	7,631	3,086
Telecom Sparkle (1)	22,223	21,324
Telecom Personal Argentina (1)	9,333	7,321
Other	1,494	1,622

Total	69,760	59,904

(1) These refer to roaming, value-added services – VAS and media assignment.

(2) These amounts refer to international roaming, technical post-sales assistance and value-added services – VAS.

On March 3, 2008, at the General Shareholders´ Meeting of TIM Participações, the renewal for a further 12 months was approved, of a cooperation and support agreement with Telecom Italia S,p,A, which had been approved on May 3, 2007 by TIM Participações´s Administrative Council,. Up until December 31, 2008, R$29,586 had been provided for, of which R$26,835 corresponds to property, plant and equipment, and R$2,751 to costs/expenses. This agreement is intended to add value to the Company by making it benefit from Telecom Itália´s experience in: (i) improving effectiveness and efficiency by adopting in-house solutions; and (ii) sharing systems, services, processes and better practices widely used in the Italian market, which can be easily customized to the Company’s requirements.

(3) These refer to development and maintenance of software pieces used in telecommunications service billing.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers – trade payables and other current assets and liabilities.

31 Financial instruments and risk management

Through its subsidiaries, the Company performs derivative operations, not for speculation purposes, but to reduce risks involved in exchange rates and interest. All of these operations are represented by swap contracts, and accordingly, neither exotic nor any other kind of derivative instruments are involved.

The Company´s financial instruments are presented through its subsidiaries, in compliance with the CVM Deliberation 566, of December 17, 2008, which in turn approved the CPC Technical Pronouncement 14 and CVM Instruction 475 of December 17, 2008.

Accordingly the Company and its subsidiaries explain that the risk factors to which they are exposed are as follows:

(i) Exchange variation risks

The exchange variation risks refer to the possibility of subsidiaries bearing losses on unfavorable exchange rate fluctuation, which would raise the debit balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsdiaries sign swap contracts with financial institutions.

As of December 31, 2008, the subsidiaries´ financing indexed to foreign currencies are fully covered, by swap contracts, in terms of time and amount. Any gains or losses arising from these swap contracts are recorded as the Company´s and its subsidiaries´ income.

Besides the loans taken by the subsidiaries, which are the object of swap contracts, there are no other financial assets indexed to foreign currencies.

(ii) Exchange rate risks

The exchange variation risks relate to

- the possibility of variations in the fair value of financing taken by the subsidiary TIM Nordeste bearing prefixed interest rate, in the event these rates do not reflect the market´s current conditions. In order to mitigate this kind of risk, the subsidiary TIM Nordeste enters into swap contracts with financial institutions, and changes to CDI percentages the prefixed interest rates charged on part of the financing contracted. Any gains or losses arising from these swap contracts are recorded as the Company´s and its subsidiary TIM Nordeste´s income;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, in the event these rates do not ratably follow that of the Interbank Deposit Certificates (CDI). In order to mitigate this kind of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes to CDI percentages the prefixed interest rates charged on part of the financing contracted. Any gains or losses arising from these swap contracts are recorded as the Company´s and its subsidiary TIM Celular´s income;

- the possibility of an unfavorable change in interest rates, which would result in higher financial expenses for the subsidiaries, due to the partial indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as of December 31, 2008, most of the subsidiaries´ financial resources are invested in Interbank Deposit Certificates (CDI), and this considerably reduces this risk.

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers, In order to mitigate this risk, the subsidiaries and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The policy adopted by the subsidiaries for sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. There are no single clients accounting for more than 10% of net receivables from sales of goods as of December 31, 2008 and 2007, or sales revenues earned during the years then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts. The subsidiaries minimize the risk associated to these financial instruments by operating only with financial institutions recognized as sound in the market, and adopting policies that establish maximum risk concentration levels by institution.

There is no concentration of available resources in connection with the above mentioned work; service, concessions or rights, which, if suddenly eliminated, could significantly impact the operations of the subsidiaries.

Fair value of financial derivative instruments

The consolidated financial derivative instruments are as follows:

		2008			2007

	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative operations	387,573	63,262	324,311	17,661	15,589	2,072

Current portion	260,925	52,448		17,661	15,589

Long-term portion	126,648	10,814

The consolidated financial derivative instruments as of December 31, 2008 mature as follows:

	Assets	Liabilities

2010	122,410	10,814
2011	2,358	-
2012	1,604	-
2013	276	-

	126,648	10,814

The fair values of derivative instruments of the subsidiaries were determined based on future cash flows (assets and liabilities position), taking into account the contracted conditions and bringing these flows to present value by means of discount at the future CDI rate published in the market. The fair values were estimated at a specific time, based on information available and the Company´s valuation methodologies.

The Company’s safeguard policy against financial risk – A summary

The Company’s policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related with exchange variation and interest rate variation.

The derivate instruments against exposure to exchange risks should be contracted concurrently with the debt contract that originated the exposure. The level of coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

When it comes to exposure to risk factors in local currency arising from financing linked to prefixed interest rate or TJLP, as the yield on the Company’s and the subsidiaries cash and cash equivalents is based on the CDI, it is the subsidiaries´ strategy to change part of these risks into exposure to the CDI.

As of December 31, 2008 and 2007, there are margins or guarantees applying to the operations with derivative instruments owned by the subsidiaries.

The selection criteria followed by financial institutions rely on parameters that take into consideration the rating provided only by renowned risk analysis agencies, the shareholders´ equity and the degree of concentration of their operations and resources.

The table below shows the derivative instruments operations contracted by the subsidiaries, in force as of December 31, 2008 and 2007:

			Reference Value
			(Nocional R$)		Fair Value

	Object	Currency	2008	2007	2008	2007
Prefixed interest risk	Part of financing taken	BRL	88,260	124,975
vs.CDI	from BNB
Assets Position					129,457	162,814
Liabilities Position					(121,267)	(155,734)
Net balance					8,190	7,080

TJLP Risk vs. CDIR	Part of financing taken	BRL	420,914	516,039
Assets Position	from BNDES				416,228	506,417
Liabilities Position					(412,947)	(504,958)
Net balance					3,281	1,459

USD Exchange Risk vs.	Full protection against	USD	274,834	65,276
CDI	the risk of exchange
Assets Position	variation of Res.Lines				332,270	64,109
Liabilities Position	2770 granted by the				(291,239)	(67,399)
Net balance	Banks ABN and				41,031	(3,290)
	Unibanco
JPY Exchange Risk vs.	Full protection against	JPY	546,836	173,.986
CDI	the risk of exchange
Assets Position	variation of Res.Lines				881,271	173,006
Liabilities Position	2770 granted by the				(609,462)	(176,183)
Net Balance	banks Santander and				271,809	(3,177)
	Votorantim

TOTAL			1,330,844	880,276	324,311	2,072

Prefixed interest swap vs. CDI

The operations with derivative instruments are intended to safeguard the Company and the subsidiary TIM Nordeste against possible loss of assets in the case of increase in the interest rate set by Banco do Nordeste do Brasil (BNB), as required by the provisions dealing with financial charges on operations that use the Constitutional Financing Funds´s resources obtained under financing operations for expansion of the Company´s network in the Northeastern region, in 2004 and 2005. These derivative instruments mature through April 2013 and safeguard approximately 75% of all the financing taken from BNB by TIM Nordeste.

Based on the BNB´s current reference rate - 10% p.a. – the financing taken by the subsidiary TIM Nordeste and the respective derivative instruments contracted as part of these financing operations average 11.24% p.a. as a receivable item, and 73.47% of the CDI as a payable item. A possible reversal scenario would occur, if the CDI exceeded the level of 17.51% p.a.. These derivative instruments were contracted with Santander and Unibanco.

TJLP Swap vs. CDI

These financial derivative instrument operations are intended to safeguard the Company and the subsidiary TIM Celular against possible loss of assets due to increase in BNDES´s reference rate (TJLP) for financing contracted with that Institution in 2005. Its payable portion is contracted at an average cost in the equivalent to 90.62% of the CDI. These operations currently protect 33% of the total financing taken from BNDES, and mature on a monthly basis through August 2013. At December 31, 2008, the Company´s book income on this operation is positive, with Santander and UNIBANCO as its partners.

Exchange swap vs. CDI

The derivative instruments of this kind are intended to safeguard the Company and the subsidiary TIM Celular against exchange risks involved in contracts signed under BACEN Resolution 2.770, heretofore “2770”, indexed to the USD and JPY, and simultaneously contracted with the respective financing. All 2770 lines are safeguarded at an average cost of 122.19% of the CDI for USD-denominated contracts and 112.85% for JPY-denominated ones. As a receivable item, a swap is contracted using the same coupon of the line used. In this case, the exchange loss on financing is fully offset by the gain on swap receivable. These swap contracts mature on the same date as the debt, i.e., between February/09 and July/10. These derivative instruments were contracted with Santander, Unibanco, Votorantim and ABN AMRO.

Statement of Sensitivity Analysis – Effect on the swap fair value variation

For identifying possible distortions on derivative consolidated operations currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

		Probable	Possible	Remote
Description	2008	Scenario	Scenario	Scenario

Prefixed debt	128,433	133,003	136,528	144,407
Fair value of swap assets side	129,457	133,003	136,528	144,407
Fair value of swap liabilities side	121,267	122,132	122,970	124,764
Swap - Net exposure	8,190	10,871	13,558	19,643

TJLP-indexed debt (partial amount)	425,123	423,665	429,818	444,730
Fair value of swap assets side	416,228	423,665	429,818	444,730
Fair value of swap liabilities side	412,947	413,851	414,752	416,777
Swap - Net exposure	3,281	9,814	15,066	27,953

US- indexed debt (Resolution 2.770)	329,044	327,737	436,297	513,472
Fair value of swap assets side	332,270	327,737	436,297	513,472
Fair value of swap liabilities side	291,239	291,044	290,859	290,470
Swap - Net exposure	41,031	36,693	145,438	223,002

JPY-indexed debt (Resolution 2.770)	860,611	697,676	1,149,295	1,357,539
Fair value of swap assets side	860,611	697,676	1,149,295	1,357,539
Fair value of swap liabilities side	608,768	608,768	608,105	606,713
Swap - Net exposure	251,843	88,908	541,190	750,826

Because the Company and its subsidiaries own only financial derivative instruments intended as a safeguard of their financial debt, the changes in the scenarios are followed by the respective safeguard instrument, thus showing that the exposure effects arising from swaps are not significant. In connection with these operations, the Company and its subsidiaries disclosed the fair value of the object (debt) and the financial derivative instrument on separate lines, (see above), so as to provide information on the Company´s and its subsidiaries´ net exposure in each of the three scenarios focused.

Note that all operations with financial derivative instruments contracted by the subsidiaries are solely intended as a safeguard for assets. As a consequence, any increase or decrease in the respective market value will correspond to an inversely proportional change in the financial debt contracted under the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of December 31, 2008 basically rely on assumptions relating to variations of the market interest rate, prefixed rate and TJLP, as well as variations of foreign currencies underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries´ financial derivative instruments, our assumptions basically took into consideration the effect of reduction of the main indices (CDI and TJLP) and fluctuation of foreign currencies used in swap operations, with the following percentages and quotations as a result:

Risk Variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	11.87%	10.22%	6.82%
TJLP	5.50%	4.70%	3.15%
USD	R$2,15	R$2,92	R$3,50
JPY	R$0,02382	R$0,03240	R$0,03890

Gains and losses in the year

A descriptive table of Gains (Losses) on Derivative Instruments	2008

Prefixed interest risk vs. CDI	2,205
TJLP risk vs. CDI	(519)
USD exchange risk vs. CDI	80,093
JPY exchange risk vs. CDI	258,526

Net Gains	340,305

32 Pension plans and other post-employment benefits

Below, the composition of the provision for retirement/pension and medical care plans as of December 31:

	Parent Company

	2008	2007

Term of atypical contractual relationship	4,290	4,614
PAMA	427	512

	4,717	5,126

	Consolidated

	2008	2007

Term of atypical contractual relationship	4,290	4,614
PAMA	1,946	2,567
PAMEC/Apólice de Ativos	189	196

	6,425	7,377

Supplementary Pension Plan

On August 7, 2006, the Company’s administrative council approved the implementation by Itaú Vida e Previdência S.A, of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries are eligible for these supplementary plans.

Term of Atypical Contractual Relationship

The Company is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension is granted, on the condition that the retirement only occurs after a minimum service length of 30 years for men and 25 years for women.

As a result of Telebrás split in June 1998, the Company opted for extinguishment of this supplementary pension plan, and accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer to the PBT-SISTEL plan of the obligations assumed under this plan. Most of the participants opted for payment in cash or adherence to the PBT-SISTEL plan, the remainder, duly provided for, will be used to cover benefits due to employees who have not made their option (4 employees as of December 31, 2007 and 2008).

SISTEL and TIMPREV

The Company, TIM Nordeste and TIM Celular have sponsored a private defined benefits pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries, like other companies resulting from the former TELEBRÁS system, in 2002 started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies, with the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling no. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV´s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

• Normal retirement pension
• Early retirement pension
• Disability pension
• Deferred proportional benefit
• Death pension

However, as not all of the Company’s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: a private, multi-sponsored pension plan for employees receiving benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PBT: defined-benefit plan for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No, 371, the actuarial position of these plans represents a surplus not recorded by the Company as it was impossible to recover these amounts, and also considering that the amount of contributions will not be reduced for the future sponsor.

On December 31, 2008, the medical care plan (PAMA) and the supplementary medical care plan (PAMEC /Apólice de Ativos) recorded a deficit of R$427 (2007 - R$512) – the parent company - and R$2,135 (2007 – R$2,763) consolidated – and this led to the need for recording actuarial liabilities.

The sponsoring company opted for immediate recognition of the full amount corresponding to gains/losses in the period against a net actuarial liabilities/assets account (as provided under item 55 of the respective pronouncement). It is expected that this procedure be repeated consistently over time, whether gains or losses are recorded in subsequent years.

On January 29, 2007 and April 9, 2007, through the Supplementary Social Security Secretariat, the Ministry of Social Security approved the transfer of the benefit plans management: “PBS–Tele Celular Sul”, “TIM Prev Sul”, “PBT–TIM”, Management Agreement, “PBS–Telenordeste Celular” and “TIM Prev Nordeste” (according to Communications SPC/DETEC/CGAT, n° s, 169, 167, 168, 912, 171 and 170, respectively) from “Fundação Sistel de Seguridade Social- SISTEL”, to “HSBC – Fundo de Pensão”.

The other plans – “PAMA and PBS – Assistidos” – continue to be managed by “Fundação Social de Seguridade Social – SISTEL”. The only exception is “Plano PAMEC/Apólice de Ativos”, which was terminated, with the Company remaining responsible for coverage of the respective benefit, from now on called “PAMEC/Apólice de Ativos”.

In view of the approval of the proposed migration by the Administrative Council in January 2006, and those of the Ministry of Social Security, the transfer of the above mentioned Funds from “Fundação Sistel de Seguridade Social – SISTEL” to “HSBC – Fundo de Pensão” came into effect in April 2007.

In fiscal 2008, the contributions to the pension funds and other post-employment benefits totaled R$224 (2007 - R$247).

Below , a statement of the actuarial position of assets and liabilities relating to retirement/pension and medical care plans as of December 31, 2008, in accordance with regulations laid down by IBRACON´s NPC-26, and approved by CVM Deliberation 371 for plans sponsored before TIMPREV establishment, which still have active participants:

Parent Company

a) Effects as of the base date: December 31:

	Plans		Total

	PBS	PAMA	2008	2007

Reconciliation of assets and liabilities as of 12/31/08	(*)

Present value of actuarial obligations	8,951	825	9,776	10,384

Fair value of the plan´s assets	(18,694)	(398)	(19,092)	(18,404)

Present value of obligations in excess of fair value dos assets	(9,743)	427	(9,316)	(8,020)

Net actuarial liabilities (assets)	(9,743)	427	(9,316)	(8,020)

(*) No assets were recognized by the sponsoring company, because it is impossible to reimburse this surplus. Additionally, the sponsoring company´s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans

	PBS	PAMA

Net actuarial liabilities (assets) as of 12/31/07	(8,532)	512

Expense (revenue) recongnized as prior year´s income	(1,252)	60
Sponsoring company´s contributions	(19)	(2)
Actuarial (gains) losses recognized	60	(143)

Net actuarial liabilities (assets) as of 12/31/08	(9,743)	427

c) Statement of losses (gains) calculations

	Plans

	PBS	PAMA

(Gain) loss on actuarial obligations	(832)	(181)
(Gain) loss on the plan´s assets	888	38
Loss on employees´ contribution	4	-

(Gain) loss at 12/31/08	60	(143)

d) Reconciliation of present value of obligations

	Plans

	PBS	PAMA

Amount of obligations at 12/31/07	9,440	944
Cost of current service	1	-
Interest on actuarial obligation	980	100
Benefits paid in the year	(638)	(38)
Obligations	83	(46)
(Gains)/ losses on obligations	(915)	(135)

Amount of obligations at 12/31/08	8,951	825

e) Reconciliation of the fair value of assets

	Plans

	PBS	PAMA

Fair value of assets at 12/31/07	17,972	432
Benefits paid in the year	(638)	(38)
Participants´ contributions	11	-
Sponsoring company´s contributions	19	2
Actual yield on the assets in the year	1.330	2

Fair value of assets at 12/31/08	18,694	398

f) Expenses forecast for 2009

	Plans

	PBS	PAMA

Cost of current service (including interest)	1	2
Interest on actuarial obligations	1,015	96
Expected yield on assets	(2,222)	(53)

Total recognized expenses	(1,206)	45

Expected participants´ contributions for next year	(13)	-

Total net expense (revenue) to be recognized	(1,219)	45

Consolidated

a) Effects as of the base date: December 31:

	Plans						Total

				PAMEC/
				Apólice	'
		PBS	Convênio de	de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA	2008	2007

Reonciliation of
assets and liabilities
at 12/31/08	(*)	(*)	(*)		(*)

Present value of
actuarial obligations	24,445	4,850	870	189	1,387	3,764	35,505	38,153

Fair value of the
plan´s assets	(46,547)	(7,985)	(2,152)	-	(2,347)	(1,818)	(60,849)	(59,712)

Present value of
obligations in excess
of fair value of assets	(22,102)	(3,135)	(1,282)	189	(960)	1,946	(25,344)	(21,559)

Net actuarial
liabilities / (assets)	(22,102)	(3,135)	(1,282)	189	(960)	1,946	(25,344)	(21,559)

(*) No assets have been recognized by the sponsoring company, because is impossible to recover this surplus. Additionally, the sponsoring company´s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans

				PAMEC/
		PBS	Convênio de	Apólice
	PBS	Assistidos	Administração	de Assets	PBT	PAMA

Actuarial liabilities (assets) at
12/31/07	(19,174)	(3,077)	(1,181)	196	(890)	2,567

Expense (revenue) recognized
as previous year´s income	(2,877)	(335)	(164)	21	(136)	337

Sponsoring company´s
contributions	(42)	-	-	(8)	-	(4)

Actuarial (gains) losses
recognized	(9)	277	63	(20)	66	(954)

Net actuarial liabilities (assets)
at 12/31/08	(22,102)	(3,135)	(1,282)	189	(960)	1,946

c) Statement of losses (gains) calculations

	Plans

				PAMEC/
		PBS	Convênio de	Apólice
	PBS	Assistidos	Administração	de Ativos	PBT	PAMA

(Gain) Loss on actuarial
obligations	(2,320)	(217)	(47)	(20)	(51)	(1,349)
(Gain) Loss on the plan´s
assets	2,294	494	110	-	117	395
Loss on employees´
contributions	17	-	-	-	-	-

(Gain) Loss at 12/31/08	(9)	277	63	(20)	66	(954)

d) Reconciliation of the present value of obligations

	Plans

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA

Amount of obligations at
12/31/07	25,948	4,948	897	196	1,431	4,733
Cost of current service	25	-	-	-	-	37
Interest on actuarial
obligation	2,693	513	93	21	148	502
Benefits paid in the year	(1,901)	(394)	(72)	(8)	(141)	(159)
Obligations	160	259	38	4	76	(724)
(Gains)/ losses on
obligations	(2,480)	(476)	(86)	(24)	(127)	(625)

Amount of obligations at
12/31/08	24,445	4,850	870	189	1,387	3,764

e) Reconciliation of the fair value of assets

	Plans

				PAMEC/
		PBS	Convênio de	Apólice
	PBS	Assistidos	Administração	de Ativos	PBT	PAMA

Fair value of assets at
12/31/07	45,122	8,025	2,078	-	2,321	2,166
Benefits paid in the year	(1,901)	(394)	(72)	(8)	(141)	(159)
Participants´ contributions	18	-	-	-	-	-
Sponsoring company´s
contributions	42	-	-	8	-	4
Actual yield on assets in
the year	3,266	354	146	-	167	(193)

Fair value of assets at
12/31/08	46,547	7,985	2,152	-	2,347	1,818

f) Expenses forecast for 2009

	Plans

				PAMEC/
		PBS	Convênio de	Apólice
	PBS	Assistidos	Administração	de Ativos	PBT	PAMA

Cost of current service
(including interest)	10	-	-	-	-	23
Interest on actuarial
obligations	2,769	549	98	22	157	436
Expected yield on assets	(5,517)	(879)	(256)	-	(277)	(241)

Expected participants´
contributions for next year	(18)	-	-	-	-	-

Total net expense (revenue)
to be recognized	(2,756)	(330)	(158)	22	(120)	218

Actuarial calculation assumptions

The main actuarial assumptions underlying calculations are as follows:

Actuarial obligation - nominal discount rate:	10.82% p.a.
Expected nominal yield rate on the plans´	PBS-A: 11.3% p.a.
assets:	PAMA: 13.8% p.a.
Convênio de Administração: 12.11% p.a
PBT-TIM: 12.11% p.a.
PAMEC: Nihil
PBS-TCS: 12.11% p.a.
PBS-TNC: 12.11% p.a.
AT¥PICO: Nihil
Estimated nominal salary increase ratio:	6.59% p.a.
Estimated nominal benefit increase ratio:	4.50% p.a.
General mortality biometric table:	AT83 segregated by sex
Disability commencement biometric table:	Mercer Disability Table
Expected turnover rate:	Nihil
Probability of retirement commencement	100% upon first entitlement to benefit under the
Plan
Estimated long-term inflation rate	4.50%
Determination method	Projected Credit Unit Method

33 Management´s fees

The fees paid to the management in fiscal 2008 totaled R$10,063, (2007 – R$8,862).

34 Insurance

It is the Company’s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of December 31, 2008, they have insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover possible losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating Risks	R$10,962,983
General Third Party Liability – RCG	R$11,405
Cars (Executive and Operational Fleets)	Material and Physical Damages

In the examination of auditors, are not included giving opinions about the sufficient insurance coverage, because the Management of the Company had determined and valuated this coverage.

35 Commitments

ANATEL

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement and actually implemented; mobile personal telecommunications cover for the assigned area. Also under these Terms of Authorization, the subsidiaries are required to operate in accordance with the quality standards established by ANATEL, and comply with the related obligations. In the event these terms are not complied with, the subsidiaries are subject to PADO (Obligation Non-Compliance Determination Procedures) and any subsequently applicable penalties.

ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance with certain quality service indicators; and (ii) default on certain other obligations assumed under the Terms of Authorization and pertinent regulations.

In their defense before ANATEL, the subsidiaries presented several reasons for defaulting, most of them involuntary and not related to their activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected by the Management (Note 18).

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below, a list of minimum rental payments to be made under such agreements:

2009	218,191
2010	226,482
2011	235,089
2012	244,022
2013	253,295

1,177,079

36 Transactions with Group Telefônica

On April 28, 2007, Assicurazioni Generali S,p,A, Intesa San Paolo S,p,A, Mediobanca S,p,A, Sintonia S,p,A and Telefónica S,A, entered into an agreement to acquire the whole capital of Olimpia S,p,A,, a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S,p,A,, the Company’s indirect parent company. This acquisition was made through Telco S,p,A, (“Telco”), With the implementation of the operation in October 2007, Telco came to hold 23,6% of the voting capital of Telecom Italia S,p,A., the indirect parent company of TIM Participações.

Through its Act no, 68,276/2007 published in the Federal Government Official Gazette of November 5, 2007 ANATEL approved the operation and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefonica and TIM group companies in Brazil, For purposes of ANATEL´s requirements implementation, TIM Brasil, TIM Celular and TIM Nordeste submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica´s participation in Telco S,p,A, cannot characterize influence on the financial, operational and strategic decisions made by Group TIM´s Brazilian operators. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the subsidiaries controlled by TIM Participações and the Group Telefonica´s operators in Brazil, in force at December 31, 2008, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well contracts relating to CSP (provider operation code) at regular price and conditions, in accordance with pertinent legislation. The receivables and payables arising from these agreements amount are R$153,692 and R$122,951 respectively as of December 31, 2008 (December 2007 R$202,269 and R$163,728). The amounts recorded as “Income” by the Company after approval of the transaction represent operating revenues and expenses amounting to R$1,490,027 and R$924,937 respectively (December 31, 2007 - R$246,337 and R$161,084 respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 27, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.